Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Array BioPharma Inc.

at

$48.00 Net Per Share

by

Arlington Acquisition Sub Inc.

a wholly owned subsidiary of

Pfizer Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M. EASTERN TIME

ON FRIDAY, JULY 26, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Arlington Acquisition Sub Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of Pfizer Inc., a Delaware corporation (which we refer to as “Pfizer”), is offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, as defined below, any and all of the outstanding shares of common stock, par value $0.001 per share (which we refer to as the “Shares”), of Array BioPharma Inc., a Delaware corporation (which we refer to as “Array” or the “Company”), at a price of $48.00 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes (which we refer to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as this “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes, and we refer to as, the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 14, 2019 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), by and among Pfizer, Purchaser and Array. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Array (which we refer to as the “Merger”) without a vote of the stockholders of Array in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”), with Array continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than any Shares held by Array, Pfizer or any of their respective wholly owned subsidiaries or by any person who is entitled to and properly demands statutory appraisal of his or her Shares) will be converted into the right to receive $48.00 per Share in cash, without interest, subject to any required withholding of taxes. As a result of the Merger, Array will cease to be a publicly traded company and will become a wholly owned subsidiary of Pfizer. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Merger Agreement not having been terminated in accordance with its terms and (B) the satisfaction of (i) the Minimum Condition (as defined below), (ii) the Regulatory Condition (as defined below) and (iii) the Governmental Authority Condition (as defined below). The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, on or prior to the end of the day, one minute after 11:59 p.m., Eastern Time, on Friday, July 26, 2019 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with all other Shares (if any) beneficially owned by Pfizer and its affiliates, represent one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the total number of Shares that Array would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares. The “Regulatory Condition” requires (i) that any waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired or been terminated, and (ii) that the respective governmental body of competent jurisdiction in Germany and Austria has granted merger control clearance or provided confirmation that a merger control filing is not triggered as a result of the execution and delivery of the Merger Agreement and consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The “Governmental Authority Condition” requires that there has not been issued and remaining in effect by any governmental body of competent jurisdiction any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition or payment for Shares pursuant to the Offer and the consummation of the Merger, and no legal requirement promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger. The “Termination Condition” requires that the Merger Agreement has not been terminated in accordance with its terms. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions to the Offer.”

The Board of Directors of Array has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Array and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Array of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Array tender their Shares to Purchaser pursuant to the Offer, in each case on the terms and subject to the conditions of the Merger Agreement (the “Array Board Recommendation”). For purposes of this Offer to Purchase, references to the Board of Directors of Array approving the Merger Agreement shall mean the Executive Committee of the Board of Directors of Array, as described in Item 4 of Array’s Schedule 14D-9, to be prepared by Array and filed with the SEC, titled “— Background of the Offer and the Merger.”

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

June 28, 2019

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depository and paying agent for the Offer (which we refer to as the “Depository”), and either deliver the certificates for your Shares to the Depository along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its addresses and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

509 MADISON AVENUE

SUITE 1206

NEW YORK, NY 10022

Shareholders Call Toll Free: (800) 662-5200

Banks & Brokers Call Collect: (203) 658-9400

E-mail: ARRY@morrowsodali.com

-i-

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Pfizer and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Array contained herein and elsewhere in the Offer to Purchase has been provided to Pfizer and Purchaser by Array or has been taken from or is based upon publicly available documents or records of Array on file with the SEC or other public sources at the time of the Offer. Pfizer and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Condition, as defined below, any and all of the outstanding shares of common stock, par value $0.001 per share, of Array BioPharma Inc. Unless the context otherwise requires, in this Offer to Purchase, the term “Shares” refers to shares of Array common stock.

Price Offered Per Share	$48.00 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes (which we refer to as the “Offer Price”).

Scheduled Expiration of Offer	At the end of the day, one minute after 11:59 p.m., Eastern Time, on Friday, July 26, 2019, unless the Offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Arlington Acquisition Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pfizer Inc., a Delaware corporation.

Who is offering to purchase my shares?

Arlington Acquisition Sub Inc., or “Purchaser,” a wholly owned subsidiary of Pfizer Inc., is offering to purchase for cash, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Array. See the “Introduction” and Section 8 — “Certain Information Concerning Pfizer and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Pfizer. We use the term “Pfizer” to refer to Pfizer Inc. alone, the term “Purchaser” to refer to Arlington Acquisition Sub Inc. alone and the terms “Array” and the “Company” to refer to Array BioPharma Inc. alone. We use the term “Acquired Corporation” to refer to each subsidiary of Array, and we refer to Array and its subsidiaries, collectively, as the “Acquired Corporations.”

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Array. If the Offer is consummated, pursuant to the Merger Agreement, Pfizer intends as soon as practicable following (but in any event on the same date as) to cause Purchaser to consummate the Merger (as defined below). Upon consummation of the Merger (as defined below), Array would cease to be a publicly traded company and would be a wholly owned subsidiary of Pfizer.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $48.00 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Pfizer, Purchaser and Array have entered into an Agreement and Plan of Merger, dated as of June 14, 2019 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Array (which we refer to as the “Merger”). If the conditions to the Offer (including the Minimum Condition) are satisfied and we consummate the Offer, we intend to effect the Merger without any vote or other action by the stockholders of Array pursuant to Section 251(h) of the DGCL.

See Section 11 — “The Merger Agreement” and Section 15 — “Conditions to the Offer.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Pfizer and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the payment in respect of outstanding in-the-money stock options and other equity awards, to make payments required in respect of Array’s outstanding convertible notes and to provide funding for the Merger (including related fees and expenses) is approximately $11.8 billion. Pfizer and Purchaser currently have, and will have, available to them, through a variety of sources, including cash on hand, funds necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration (as defined below) and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby. Neither Pfizer nor Purchaser has entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No, we do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	Pfizer has and will have sufficient funds to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the end of the day, one minute after 11:59 p.m., Eastern Time, on Friday, July 26, 2019, unless we extend the Offer pursuant to the terms of the Merger Agreement (we refer to such date and time, as it may be extended in accordance with the terms of the Merger Agreement, as the “Expiration Date”) or the Offer is earlier terminated. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

The date and time at which Purchaser accepts for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended.

If, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Pfizer, to the extent waivable by Purchaser or Pfizer, Purchaser may, in its discretion (and without the consent of Array or any other Person), extend the expiration date of the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied. Purchaser must, and Pfizer must cause Purchaser to, extend the Offer from time to time for: (A) any period required by any legal requirement, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer; and (B) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any foreign antitrust or competition related legal requirement shall have expired or been terminated. If, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of Array, Purchaser must, and Pfizer must cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied. In no event will Purchaser: (1) be required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and the End Date (as defined below) (we refer to such earlier occurrence as the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Array. Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Array.

Either Array or Pfizer may terminate the Merger Agreement, at any time prior to the time Purchaser accepts the Shares tendered pursuant to the Offer for payment, if the Merger has not been consummated prior to midnight, Eastern Time, on October 14, 2019 (which we refer to as the “End Date”). If, on the End Date, all Offer Conditions, other than the Regulatory Condition, have been satisfied or waived by Pfizer or Purchaser, then the End Date shall automatically be extended by a period of six (6) months.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depository and paying agent for the Offer (which we refer to as the “Depository”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (which we refer to as the “Offer Conditions”):

•

there have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Pfizer and its affiliates, represent one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the total number of Shares that the Company would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication) (which we refer to as the “Minimum Condition”);

•

(i) any waiting period applicable to the Offer under the HSR Act has expired or been terminated, and (ii) the respective governmental body of competent jurisdiction in Germany and Austria has granted merger control clearance or provided confirmation that a merger control filing is not triggered as a result of the execution and delivery of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (we refer to these conditions, collectively, as the “Regulatory Condition”);

•

there is no temporary restraining order, preliminary or permanent injunction or other order issued and remaining in effect by a governmental body of competent jurisdiction preventing the acquisition or payment for Shares pursuant to the Offer and the consummation of the Merger and no legal requirement has been promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger (which we refer to as the “Governmental Authority Condition”);

•

the representations and warranties made by Array in the Merger Agreement are true and correct, subject to the materiality and other qualifications set forth in the Merger Agreement (which we refer to as the “Representations Condition”);

•

Array has complied with or performed in all material respects the covenants or agreements it is required to comply with or perform under the Merger Agreement (which we refer to as the “Obligations Condition”);

•

since the date of the Merger Agreement, there has not been any event, occurrence, circumstance, change or effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect (which we refer to as the “Material Adverse Effect Condition”);

•

Pfizer has received a certificate signed by Array’s Chief Executive Officer and Chief Financial Officer certifying that the Representations Condition, the Obligations Condition, and the Material Adverse Effect Condition have been satisfied; and

•	the Merger Agreement has not been terminated in accordance with its terms (which we refer to as the “Termination Condition”).

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. Without the prior written consent of Array, Pfizer and Purchaser are not permitted to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	amend, modify or waive the Minimum Condition, the Termination Condition, the Regulatory Condition or the Governmental Authority Condition;

•	amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such;

•	terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except as provided under the Merger Agreement;

•	provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”); or

•	impose conditions to the Offer other than the conditions described in Section 15 — “Conditions to the Offer.”

See Section 15 — “Conditions to the Offer.”

Have any Array stockholders entered into agreements with Pfizer or its affiliates requiring them to tender their Shares?

No.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depository or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after August 26, 2019, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for purchase the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depository while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Array Board of Directors think of the Offer?

The Board of Directors of Array has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Array and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Array of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Array tender their Shares to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement. For purposes of this Offer to Purchase, references to the Board of Directors of Array approving the Merger Agreement shall mean the Executive Committee of the Board of Directors of Array, as described in Item 4 of Array’s Schedule 14D-9, to be prepared by Array and filed with the SEC, titled “— Background of the Offer and the Merger.”

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Array.” We expect that a more complete description of the reasons for the Array Board of Directors’ approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by Array and filed with the SEC and mailed to all Array stockholders.

If the Offer is consummated, will Array continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which the Surviving Corporation will be a wholly owned subsidiary of Pfizer and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly acquire a number of Shares that, together with the Shares then owned by Pfizer and its affiliates, exceeds the Minimum Condition, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Array pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Array will not be required to vote on the Merger and if the Merger is consummated, will, if they did not otherwise tender their shares and do not otherwise properly demand appraisal rights under the DGCL, receive the same cash consideration, without interest and subject to any required withholding of taxes, for their Shares as was payable in the Offer (which we refer to as the “Merger Consideration”). Array stockholders will be entitled to appraisal rights under the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer.

See Section 11 — “The Merger Agreement,” Section 12 — “Purpose of the Offer; Plans for Array — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On June 14, 2019, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $29.59. On June 27, 2019, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $46.22. The Offer Price represents a premium of approximately 62% over the trading price at which the Shares closed on June 14, 2019, which was the last trading day before the public announcement of the execution of the Merger Agreement.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the date of the Effective Time, except as otherwise required or expressly permitted in the Merger Agreement, the Acquired Corporations will not declare, set aside or pay any dividend or make any other distribution in respect of its capital stock (including the Shares).

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options and restricted stock units in the Offer?

The Offer is made only for Shares and is not made for any stock options or restricted stock units. If you wish to tender Shares underlying stock options, you must first exercise such stock option (to the extent exercisable) in accordance with its terms in sufficient time to tender pursuant to the Offer the Shares received upon exercise of such stock option.

Stock Options. The Merger Agreement provides that each compensatory option to purchase Shares other than options pursuant to the Company Employee Stock Purchase Plan (which we refer to as a “Company Option”) that is outstanding and unexercised, whether or not vested and which has a per share exercise price that is less than the Offer Price (which we refer to as an “In the Money Option”), will be cancelled and converted into the right to receive a cash payment equal to (i) the excess, if any, of (A) the Offer Price over (B) the exercise price payable per Share under such In the Money Option, multiplied by (ii) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time, subject to any required withholding taxes. At the Effective Time, each Company Option other than an In the Money Option that is outstanding and unexercised, whether or not vested, will be cancelled with no consideration payable in respect thereof.

Restricted Stock Units. The Merger Agreement provides that, subject to certain exceptions, each restricted stock unit in respect of Shares (which we refer to as a “Company RSU”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and the holder thereof will be entitled to receive a cash payment equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company RSU, subject to any required withholding taxes.

See Section 11 — “The Merger Agreement — Treatment of Equity Awards.”

What will happen to my rights to purchase shares under the Amended and Restated Array BioPharma Inc. Employee Stock Purchase Plan?

The Offer is made only for Shares and not for rights to purchase shares under the Amended and Restated Array BioPharma Inc. Employee Stock Purchase Plan (which we refer to as the “Company ESPP”). The Company

ESPP will continue to be operated in accordance with its terms for the current offering period, except that participants may not increase the amount of payroll deductions into the Company ESPP during the current offering period from those in effect as of the date of the Merger Agreement, individuals who did not participate in the Company ESPP as of the date of the Merger Agreement may not commence participation in the Company ESPP and, depending on when the Effective Time occurs, the current offering period may be terminated early in order for accumulated contributions to be used to purchase Shares prior to the Effective Time. Each purchase right issued pursuant to the Company ESPP must be fully exercised no later than five (5) business days prior to the Effective Time. The Company ESPP will terminate immediately following the exercise of the purchase rights issued pursuant to the Company ESPP and no further rights will be granted or exercisable under the Company ESPP thereafter. No new offering periods will commence following the execution of the Merger Agreement.

Shares held in participants’ accounts under the Company ESPP may be tendered in accordance with the terms of the Offer.

See Section 11 — “The Merger Agreement — Treatment of Company ESPP.”

What are the material U.S. federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Morrow Sodali toll-free at (800) 662-5200. Banks and brokerage firms may call collect at (203) 658-9400. Morrow Sodali is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Array:

Arlington Acquisition Sub Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of Pfizer Inc., a Delaware corporation (which we refer to as “Pfizer”), is offering to purchase, subject to the satisfaction of the Minimum Condition, as defined below, any and all of the outstanding shares of common stock, par value $0.001 per share (which we refer to as the “Shares”), of Array BioPharma Inc., a Delaware corporation (which we refer to as “Array” or the “Company”), at a price of $48.00 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes (which we refer to as the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (which we refer to as this “Offer to Purchase”) and in the related Letter of Transmittal (which we refer to as the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes, and we refer to as, the “Offer”).

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of June 14, 2019 (which, as it may be amended from time to time, we refer to as the “Merger Agreement”), by and among Pfizer, Purchaser and Array. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Array (which we refer to as the “Merger”) without a vote of the stockholders of Array in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”), with Array continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than any Shares held by Array, Pfizer or any of their respective wholly owned subsidiaries or by any person who is entitled to and properly demands statutory appraisal of his or her Shares) will be converted into the right to receive $48.00 per Share in cash, without interest, subject to any required withholding of taxes. As a result of the Merger, Array will cease to be a publicly traded company and will become a wholly owned subsidiary of Pfizer. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement,” which also contains a discussion of the treatment of Array stock options and other equity awards in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., the depository and paying agent for the Offer (which we refer to as the “Depository”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Tendering stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Merger Agreement not having been terminated in accordance with its terms and (B) the satisfaction of (i) the Minimum Condition (as defined below), (ii) the Regulatory Condition (as defined below) and (iii) the Governmental Authority Condition (as defined below). The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer, and not validly withdrawn, on or prior to the end of the day, one minute after 11:59 p.m., Eastern Time, on Friday, July 26, 2019 (which we refer to as the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with all other Shares (if any) beneficially owned by Pfizer and its affiliates, represent one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the total number of Shares that Array would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into

Shares. The “Regulatory Condition” requires (i) that any waiting period (and any extension thereof) under the HSR Act applicable to the Offer has expired or been terminated, and (ii) that the respective governmental body of competent jurisdiction in Germany and Austria has granted merger control clearance or provided confirmation that a merger control filing is not triggered as a result of the execution and delivery of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The “Governmental Authority Condition” requires that there has not been issued and remaining in effect by any governmental body of competent jurisdiction any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition or payment for Shares pursuant to the Offer and the consummation of the Merger, and no legal requirement promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions to the Offer.”

The Board of Directors of Array has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Array and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Array of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Array tender their Shares to Purchaser pursuant to the Offer, in each case on the terms and subject to the conditions of the Merger Agreement (the “Array Board Recommendation”). For purposes of this Offer to Purchase, references to the Board of Directors of Array approving the Merger Agreement shall mean the Executive Committee of the Board of Directors of Array, as described in Item 4 of Array’s Schedule 14D-9, to be prepared by Array and filed with the SEC, titled “— Background of the Offer and the Merger.”

A more complete description of the Array Executive Committee’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated there, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Array (which, together with any exhibits and annexes attached thereto, we refer to as the “Schedule 14D-9”), that will be furnished by Array to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-headings “Background of the Offer and the Merger” and “Reasons for the Recommendation.”

Array has advised Pfizer that, as of the close of business on June 27, 2019, 223,128,985 Shares were outstanding.

Pursuant to the Merger Agreement, the directors and officers of Purchaser as of immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the conditions to the Offer (including the Minimum Condition) are satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the vote of the stockholders of Array.

Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain U.S. Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Array will be entitled to appraisal rights under the DGCL in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will promptly after (and in any event no later than the first business day after) the expiration date of the Offer accept for payment all Shares tendered (and not validly withdrawn, as permitted under Section 4 — “Withdrawal Rights”) pursuant to the Offer and (ii) promptly after (and in any event no later than the second business day after) the Offer Acceptance Time (defined below) pay for such Shares.

The date and time at which Purchaser accepts for payment all Shares tendered and not validly withdrawn pursuant to the Offer is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (A) the Merger Agreement not having been terminated in accordance with its terms and (B) the satisfaction of (i) the Minimum Condition, (ii) the Regulatory Condition and (iii) the Governmental Authority Condition. We refer to these conditions and the other conditions described in Section 15 — “Conditions to the Offer” as the “Offer Conditions.”

We have agreed in the Merger Agreement that Purchaser may, in its discretion (and without the consent of Array or any other Person), extend the expiration date of the Offer if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Pfizer, to the extent waivable by Purchaser or Pfizer, on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied. Purchaser must, and Pfizer must cause Purchaser to, extend the Offer from time to time for: (A) any period required by any legal requirement, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer; and (B) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition related legal requirement shall have expired or been terminated. If, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of Array, Purchaser must, and Pfizer must cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied. In no event will Purchaser: (1) be required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and the End Date (as defined below) (we refer to such earlier occurrence as the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Array. Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Array.

Either Array or Pfizer may terminate the Merger Agreement, at any time prior to the time Purchaser accepts the Shares tendered pursuant to the Offer for payment, if the Merger has not been consummated prior to midnight, Eastern Time, on October 14, 2019 (which we refer to as the “End Date”). If, on the End Date, all Offer Conditions, other than the Regulatory Condition, have been satisfied or waived by Pfizer or Purchaser, then the End Date shall automatically be extended by a period of six (6) months.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer, except that, without the prior written consent of Array, Pfizer and Purchaser are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) amend, modify or waive the Minimum Condition, the Termination Condition, the Regulatory Condition or the Governmental Authority Condition, (v) amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of

Shares in its capacity as such, (vi) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except as provided under the Merger Agreement (vii) provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Exchange Act or (viii) impose conditions to the Offer other than the conditions described in Section 15 — “Conditions to the Offer.”

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depository may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for purchase is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for purchase in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement — Termination.”

As soon as practicable (but in any event on the same date as) after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will complete the Merger without a vote of the stockholders of Array in accordance with Section 251(h) of the DGCL.

Array has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Array and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions to the Offer,” we will promptly after (and in any event no later than the first business day after) the expiration date of the Offer accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer and (ii) promptly after (and in any event no later than the second business day after) the Offer Acceptance Time pay for such Shares.

Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and German and Austrian merger control clearance, if required. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will promptly pay for Shares tendered and accepted for purchase pursuant to the Offer only after timely receipt by the Depository of (i) the certificates evidencing such Shares (which we refer to as the “Certificates”) or confirmation of a book-entry transfer of such Shares (which we refer to as a “Book-Entry Confirmation”) into the Depository’s account at The Depository Trust Company (which we refer to as “DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depository.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depository and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn if and when we give oral or written notice to the Depository of our acceptance for purchase of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for purchase pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depository, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for purchase. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depository may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for purchase for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depository’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depository at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Certificates evidencing tendered Shares must be received by the Depository at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depository, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depository will establish an account with respect to the Shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depository’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depository at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depository.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if:

•

the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•

the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each of which we refer to as an “Eligible Institution” and, collectively, we refer to as “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for purchase or not tendered is to be issued in, the name of a person other than the registered holder, then the Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Certificate, with the signature on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depository of (i) Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depository’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depository.

The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Certificates will pass) only when actually received by the Depository (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Pfizer, Purchaser, the Depository, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for purchase by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Array’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Array’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Array in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, stockholders that are “United States persons” (as defined in the U.S. Internal Revenue Code of 1986, as amended) that do not otherwise establish an exemption should complete and return the Internal Revenue Service (which we refer to as the “IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, that the taxpayer identification number provided by such stockholder is correct, and that such stockholder is not subject to backup withholding. Stockholders that are not “United States persons” should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depository or the IRS website at www.irs.gov, in order to avoid backup withholding. Such stockholders should consult their own tax advisors to determine which IRS Form W-8 is appropriate. Failure to provide the correct information on IRS Form W-9 or the applicable IRS Form W-8 may subject the applicable stockholder to backup withholding on payments made with respect to Shares surrendered, as well as penalties imposed by the IRS.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4. Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the end of the day, immediately after 11:59 p.m., New York time, on Friday, July 26, 2019, and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 26, 2019, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depository at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depository, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depository and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Pfizer, Purchaser, the Depository, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain U.S. Federal Income Tax Consequences.

The following is a general summary of certain U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), the Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to U.S. Holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this summary does not address U.S. federal tax other than the income tax. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its, his or her particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and other financial institutions, insurance companies, tax-exempt organizations (including private foundations), retirement plans, holders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. persons whose functional currency is not the U.S. dollar, dealers in securities or foreign currency, traders that use the mark-to-market method of accounting with respect to their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, holders holding Shares that are part of a straddle, hedging, constructive sale, conversion transaction or other integrated transaction, holders who receive cash pursuant to the exercise of appraisal rights, and holders who received Shares pursuant to the exercise of employee stock options, as restricted stock units, or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes. This discussion does not address the tax consequences to holders who are not U.S. Holders.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of a person treated as a partner in such partnership generally will depend upon the status of the partner and the partnership’s activities. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes that hold Shares and persons treated as partners in such partnerships should consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each holder should consult its, his or her own tax advisor to determine the particular tax consequences of the Offer and the Merger to it, him or her, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and changes in any laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. If a U.S. Holder acquired Shares by purchase, the U.S. Holder’s adjusted tax basis in its Shares will generally equal the amount the U.S. Holder paid for the relevant Shares, less any returns of capital that the U.S. Holder might have received with regard to the relevant Shares. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if, as of the date of the exchange, a U.S. Holder’s holding period for such Shares is more than one (1) year. Long-term capital gain recognized by certain non-corporate holders, including individuals, is currently taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder acquired different blocks of Shares at different times and/or different prices, such U.S. Holder must determine its, his or her adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depository or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends.

The Shares currently trade on Nasdaq under the symbol “ARRY.” Array has advised Pfizer that, as of the close of business on June 27, 2019, 223,128,985 Shares were outstanding.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three (3) preceding fiscal years, as reported on Nasdaq, and the quarterly cash dividends declared per Share for each such quarterly period.

	High	Low	Cash Dividends Declared
Fiscal Year Ended June 30, 2015
First Quarter	$4.81	$3.51	$—
Second Quarter	$5.04	$2.98	$—
Third Quarter	$8.59	$4.19	$—
Fourth Quarter	$8.04	$6.16	$—

Fiscal Year Ended June 30, 2016
First Quarter	$7.31	$4.45	$—
Second Quarter	$5.57	$3.72	$—
Third Quarter	$4.18	$2.39	$—
Fourth Quarter	$4.29	$2.60	$—

Fiscal Year Ended June 30, 2017
First Quarter	$7.27	$3.10	$—
Second Quarter	$9.00	$5.36	$—
Third Quarter	$13.40	$8.50	$—
Fourth Quarter	$9.24	$6.73	$—

Fiscal Year Ended June 30, 2018
First Quarter	$12.47	$7.15	$—
Second Quarter	$13.17	$9.98	$—
Third Quarter	$18.78	$12.09	$—
Fourth Quarter	$20.21	$12.80	$—

Fiscal Year Ended June 30, 2019
First Quarter	$18.18	$13.31	$—
Second Quarter	$17.47	$12.56	$—
Third Quarter	$24.76	$13.81	$—
Fourth Quarter (through June 27, 2019)	$47.05	$20.72	$—

On June 14, 2019, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $29.59. On June 27, 2019, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $46.22. The Offer Price represents a premium of approximately 62% over the trading price at which the Shares closed on June 14, 2019.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, except with the prior written consent of Pfizer, Array will not declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (including the Shares).

7. Certain Information Concerning Array.

Except as specifically set forth herein, the information concerning Array contained in this Offer to Purchase has been taken from or is based upon information furnished by Array or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Array’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of Array and its business has been taken from Array’s annual report on Form 10-K for the fiscal year ended June 30, 2018, and is qualified in its entirety by reference to such Form 10-K.

Array was incorporated in the State of Delaware in 1998. Array’s common stock trades on the Nasdaq Global Market under the symbol “ARRY.” Array’s principal executive offices are located at 3200 Walnut Street, Boulder, Colorado 80301 and its telephone number is (303) 381-6600. Array’s internet address is www.ArrayBioPharma.com.

Array is a fully integrated, biopharmaceutical company focused on the discovery, development and commercialization of transformative and well-tolerated targeted small molecule drugs to treat patients afflicted with cancer and other high-burden diseases. Array markets in the United States BRAFTOVITM (encorafenib) capsules in combination with MEKTOVI® (binimetinib) tablets for the treatment of patients with unresectable or metastatic melanoma with a BRAFV600E or BRAFV600K mutation. Array’s lead clinical programs, encorafenib and binimetinib, are being investigated in over 30 clinical trials across a number of solid tumor indications, including a Phase 3 trial in BRAF-mutant colorectal cancer.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Array is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Array’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Array’s securities, any material interests of such persons in transactions with Array and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on September 14, 2018. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Array, that file electronically with the SEC.

8. Certain Information Concerning Pfizer and Purchaser.

Pfizer and Purchaser. Pfizer is a research-based, global biopharmaceutical company. Pfizer applies science and its global resources to bring therapies to people that extend and significantly improve their lives through the discovery, development and manufacture of healthcare products. Pfizer’s global portfolio includes medicines and vaccines, as well as many of the world’s best-known consumer healthcare products. Pfizer works across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Pfizer collaborates with healthcare providers, governments and local communities to support and expand access to reliable, affordable healthcare around the world. Pfizer’s revenues are derived from the sale of its products and, to a much lesser extent, from alliance agreements, under which it co-promotes products discovered or developed by other companies or Pfizer. The majority of Pfizer’s revenues come from the manufacture and sale of biopharmaceutical products. Pfizer was incorporated under the laws of the State of Delaware on June 2, 1942.

Purchaser is a Delaware corporation formed on June 12, 2019 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Array will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Pfizer.

Pfizer’s and Purchaser’s principal executive offices are located at 235 East 42nd Street, New York, NY 10017 and their telephone number is (212) 733-2323.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Pfizer and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Pfizer or Purchaser or, to the best knowledge of Pfizer and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Pfizer or Purchaser or, to the best knowledge of Pfizer and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Pfizer or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Pfizer or Purchaser or, to the best knowledge of Pfizer and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past sixty (60) days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Pfizer or Purchaser or, to the best knowledge of Pfizer and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Array (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Pfizer or Purchaser or, to the best knowledge of Pfizer and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with

Array or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Pfizer or any of its subsidiaries or, to the best knowledge of Pfizer and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Array or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Pfizer and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Pfizer has filed electronically with the SEC.

9. Source and Amount of Funds.

The Offer is not subject to a financing condition. Pfizer and Purchaser currently have, and will have, available to them, through a variety of sources, including cash on hand, funds necessary for the payment of the aggregate Offer Price and the aggregate Merger Consideration and to satisfy all of their payment obligations under the Merger Agreement and resulting from the transactions contemplated thereby. Pfizer has not entered into any financing commitment in connection with the Merger Agreement or the transactions contemplated thereby.

10. Background of the Offer; Past Contacts or Negotiations with Array.

The information set forth below regarding Array not involving Pfizer or Purchaser was provided by Array.

Background of the Offer

The following chronology summarizes the key meetings and events between representatives of Pfizer and representatives of Array that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the representatives of Pfizer and Array. For a review of Array’s additional activities relating to these contacts, please refer to Array’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

From time to time over the past few years, representatives of Array and Pfizer have engaged in informal discussions regarding Pfizer’s interest in the oncology field and other areas and desire to learn more about Array’s programs, on occasion exchanging confidential information pursuant to non-disclosure agreements executed prior to 2017, but these interactions ceased without any proposal being made concerning a strategic transaction.

During early 2017, at the direction of the Array Board and management, representatives of Centerview Partners LLC, financial advisor to Array in connection with the exploration of a possible strategic transaction (“Centerview”), contacted Pfizer and other potential strategic third parties regarding a possible collaboration or other strategic transaction, but these discussions did not result in a proposal for either a collaboration or other strategic transaction.

On October 25, 2018, the Array Board held a meeting at which representatives of Centerview presented to the Array Board materials regarding the general biopharmaceutical M&A landscape, Array’s financial performance and potential strategic paths, including a combination of Array and potential strategic third parties or Array continuing on a stand-alone basis. Following such discussion, the Array Board directed management and representatives of Centerview to continue discussions with third parties, but decided not to undertake a formal sale process at that time. At that same meeting, the Array Board determined that it was in the best interests of Array and its stockholders to form a committee consisting of all directors, other than one outside director who had an existing relationship with a potential strategic third party, in order to mitigate the impact of any potential conflict of interest on the part of such director on the Board’s process for reviewing the strategic transactions, and delegated to such committee (the “Array Executive Committee”) all authority that may be delegated to a committee under Delaware law.

As directed by the Array Board, on December 6, 2018 and continuing through February 2019, representatives of Centerview met with certain members of Pfizer’s senior management who expressed interest in better understanding Array’s programs.

In early February 2019, Andrew Robbins, Chief Operating Officer of Array, reached out to John DeYoung, Vice President, Worldwide Business Development at Pfizer, regarding Pfizer’s desire to learn more about Array for the purpose of understanding Array’s programs. Mr. Robbins and Mr. DeYoung planned for Mr. Robbins to visit Pfizer’s offices in New York, New York on February 28, 2019.

On February 28, 2019, Mr. Robbins visited Pfizer’s offices in New York, New York and met with Mr. DeYoung and Dr. Christopher Boshoff, Chief Development Officer - Oncology at Pfizer to discuss Array’s commercialization of encorafenib and binimetinib, its research platform and other high-level non-confidential matters regarding Array’s programs.

Between February 28 and March 21, 2019, Pfizer and Mr. Robbins exchanged a number of diligence calls and emails regarding Array’s publicly available data and existing partnerships.

On March 21, 2019, Array and Pfizer executed a confidential disclosure agreement (the “CDA”) with respect to certain of Array’s preclinical programs for the purpose of a potential transaction or other relationship between Array and Pfizer.

On April 22, 2019, Array and Pfizer amended the CDA to expand the information covered thereby to any information related to Array’s business. From April 22, 2019 through the execution of the Merger Agreement, representatives of Pfizer reviewed the information provided by Array and had several conversations with Array’s senior management regarding Array’s programs.

On May 2, 2019, the compensation committee of the Array Board (the “Array Compensation Committee”) met with certain members of an outside compensation consultant to discuss revising Array’s peer group for purposes of executive compensation. The Array Compensation Committee approved the proposed peer group and directed the compensation consultant to prepare a full compensation analysis as soon as possible.

On May 11, 2019, members of Pfizer’s management visited Array’s offices in Boulder, Colorado to meet with Mr. Robbins and Dr. Nicholas Saccomano, Chief Scientific Officer of Array, and to tour Array’s facilities.

On May 17, 2019, Mr. Robbins reached out to Mr. DeYoung and Dr. Boshoff by telephone and shared high-level top line results data from the Phase 3 BEACON CRC trial (the “BEACON Trial”).

On May 21, 2019, Array announced positive results from the interim analysis of the BEACON Trial.

On May 28, 2019, Mr. Robbins and Dr. Saccomano visited Pfizer’s offices in New York, New York and met with Mr. DeYoung; Dr. Boshoff; Dr. Mikael Dolsten, Pfizer’s Chief Scientific Officer and President, Worldwide Research, Development and Medical; Mr. John Young, Pfizer’s Chief Business Officer and Group President; Dr.

A. Rod MacKenzie, Pfizer’s Chief Development Officer and Executive Vice President; Mr. Andrew Schmeltz, Global President and General Manager of Pfizer Oncology; and Dr. Robert Abraham, Senior Vice President and Group Head of Oncology Research & Development to discuss Array’s programs and a potential strategic transaction between Pfizer and Array.

On May 29, 2019, Dr. Albert Bourla, Chief Executive Officer of Pfizer, contacted Mr. Squarer to inform Mr. Squarer that Pfizer planned to make an offer to acquire all of the outstanding common stock of Array. Later that same day, Pfizer submitted a letter to Array providing for a non-binding proposal to acquire all of the outstanding shares of Array at a price of $44 per share in cash (the “May 29 Proposal”), which represented a 62% premium to Array’s closing Share price on May 28, 2019 and a 110% premium to Array’s closing share price on May 20, 2019, the day before Array’s announcement of the positive interim results from the BEACON Trial. The May 29 Proposal also stated that Pfizer had conducted a significant amount of diligence based on Array’s publicly available information and on certain materials that Array had provided to Pfizer to date, and, therefore, further diligence would largely be confirmatory. The May 29 Proposal stated that any final agreement would be subject to the approval of Pfizer’s board of directors, but that Pfizer would like to target a transaction announcement on June 17, 2019.

On June 2, 2019, following discussions, the Array Executive Committee determined that the May 29 Proposal was insufficient to allow Pfizer access to additional diligence or for Array to commit to Pfizer’s timeline of a June 17 announcement, and directed representatives of Centerview to contact Pfizer’s representatives and convey that the value communicated in the May 29 Proposal was insufficient, but that the Array Board would be interested in pursuing a transaction on the timeline proposed by Pfizer at a higher price per share.

Later that same day, a representative of Centerview shared this message with Douglas Giordano, Senior Vice President, Worldwide Business Development at Pfizer. Mr. Giordano said he would share the request with Dr. Bourla.

Following discussions internally at Pfizer, on June 3, 2019, Mr. Giordano contacted a representative of Centerview to orally convey that Pfizer had revised its non-binding proposal to acquire all of the outstanding shares of Array at a price of $48 per share in cash. Pfizer informed Array that the revised proposal was conditioned on Array working toward a transaction announcement on June 17, 2019, and Array not making additional outreach or informing others of Pfizer’s proposal. A representative of Centerview subsequently informed Mr. Squarer of the revised proposal, and Mr. Squarer shared the revised proposal with each member of the Array Executive Committee individually by telephone.

Also on June 3, 2019, Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Array (“Skadden”) sent an initial draft of the Merger Agreement to Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), counsel to Pfizer.

On June 4, 2019, Array granted Pfizer and its advisors access to a virtual data room to enable Pfizer to perform its confirmatory due diligence investigation of Array. In addition to its review of the data room, during the weeks of June 3 and June 10, 2019, Pfizer and its advisors participated in several calls and in-person meetings with senior management of Array, Skadden and certain other representatives of Array as part of its due diligence investigation. Pfizer and its advisors continued to perform due diligence through the execution of the Merger Agreement.

During the period from June 6 until June 13, 2019, Skadden and Wachtell Lipton conducted a number of conference calls and exchanged drafts of the Merger Agreement. Among other items, the parties negotiated certain terms, including the amount of Array’s termination fee in the event that Array terminated the Merger Agreement to accept a Superior Offer (as defined in the Merger Agreement) and in certain other circumstances, the ability of the Array Board to change its recommendation under various circumstances and the efforts required on the part of Pfizer to obtain regulatory approvals for the transaction. In addition, during this period, Array disclosed to Pfizer the potential employee compensation program for 2019 that the Array Executive Committee and the Array Compensation Committee had previously discussed in consultation with an outside compensation consultant, as well as the retention and severance programs proposed by Array, taking into consideration these anticipated changes. Array disclosed that the Array Executive Committee and the Array Compensation Committee planned to implement these arrangements prior to the execution of any definitive agreement providing for a change of control of Array. Following its receipt of this information, Pfizer negotiated certain modifications to Array’s plans. The employee retention and severance programs permitted by the Merger Agreement were negotiated based upon recommendations of the Array Compensation Committee at the direction of independent directors on the Array Executive Committee (without the involvement of any members of management) and approved by the Array Executive Committee.

On June 10, 2019, members of Array’s and Pfizer’s senior management teams and a representative of Centerview met in Boulder, Colorado to discuss the proposed transaction. During this meeting, the parties discussed matters relating to the operation of the combined businesses and outstanding diligence.

On June 14, 2019, the Pfizer Board unanimously approved the transaction with Array. Later that day, the Array Executive Committee unanimously approved the transaction.

After the closing of trading on Nasdaq on June 14, 2019, Array, Pfizer and Purchaser executed and delivered the Merger Agreement. The parties agreed to publicly announce the transaction on the morning of June 17, 2019.

Before the opening of trading on Nasdaq on June 17, 2019, Array and Pfizer issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding common stock of Array at a price of $48 per share in cash, and Pfizer filed a current report on Form 8-K.

On June 28, 2019, Purchaser commenced the offer, and Array filed its Schedule 14D-9.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Array and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Pfizer and Purchaser,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement.”

11. The Merger Agreement.

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference and filed as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Pfizer and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Pfizer, Purchaser or Array, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure schedule delivered by Array to Pfizer in connection with the Merger Agreement. The representations and warranties in the Merger Agreement were made for the purpose of allocating contractual risk between the parties thereto and governing contractual rights and relationships between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders of Pfizer or Array. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this Section 11, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Pfizer, Purchaser, Array or their respective affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may have changed since the date of the Merger Agreement and may change after the date hereof, and such subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, such representations, warranties and covenants or descriptions thereof should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Pfizer and Array publicly file.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement (but in no event later than June 28, 2019). Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions to the Offer.” Subject to the satisfaction of the Minimum Condition and, to the extent waivable by Purchaser or Pfizer, waiver of the other Offer Conditions, the Merger Agreement provides that Purchaser will promptly after (and in any event no later than the first business day after) the expiration date of the Offer accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer and (ii) promptly after (and in any event no later than the second business day after) the Offer Acceptance Time pay for such Shares. The date and time at which Purchaser accepts for payment all Shares tendered and not validly withdrawn pursuant to the Offer is referred to as the “Offer Acceptance Time.”

Purchaser expressly reserves the right to waive any Offer Condition or make any change in the terms of or conditions to the Offer, except that Array’s prior written consent is required for Purchaser to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such;

•	impose conditions to the Offer other than the conditions described in Section 15 — “Conditions to the Offer”; or

•	amend, modify or waive the Minimum Condition, the Termination Condition, the Regulatory Condition or the Governmental Authority Condition;

•	terminate the Officer or accelerate, extend or otherwise change the Expiration Date of the Offer except as otherwise required or expressly permitted by the Merger Agreement; or

•	provide any “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 of the Exchange Act.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that Purchaser must, and Pfizer must cause Purchaser to, extend the Offer from time to time:

•

at the request of Array, for one or more periods up to ten (10) business days for each individual extension, if at any scheduled Expiration Date any of the Offer Conditions is not satisfied and has not been waived; and

•	for any period required by any legal requirement, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer;

•

periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition related legal requirement shall have expired or been terminated;

However, Purchaser is not required to extend the Offer beyond October 14, 2019, which date will automatically be extended by a period of six (6) months if all of the Offer Conditions other than the Regulatory Condition are satisfied or waived (which such date, as it may be automatically extended, we refer to as the “End Date”) unless, at the time of the End Date, Pfizer is not then permitted to terminate the Merger Agreement because the Offer Acceptance Time has not occurred before the End Date as a result of Pfizer’s breach of the Merger Agreement. Purchaser may, in its discretion (and without the consent of Array or any other Person), extend the expiration date of the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension to permit an Offer Condition to be satisfied. Purchaser will immediately, irrevocably and unconditionally terminate the Offer and will not acquire any Shares pursuant thereto, if the Merger Agreement is terminated pursuant to the Merger Agreement. Purchaser is not otherwise allowed to terminate the Offer prior to the scheduled Expiration Date other than with the prior written consent of Array in connection with the termination of the Merger Agreement.

Board of Directors and Officers. Under the Merger Agreement, subject to applicable law, Pfizer, Purchaser and Array have agreed that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

The Merger. The Merger Agreement provides that, following consummation of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into Array, and, as a result of the Merger, the separate corporate existence of Purchaser will cease, and Array will continue as the Surviving Corporation. The Merger will be governed by Section 251(h) of the DGCL and will be consummated as soon as practicable (but in any event on the same date as) the consummation of the Offer upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

The Certificate of Incorporation of Array will, by virtue of the Merger be amended and restated in its entirety (in the form attached as Annex II to the Merger Agreement), and as so amended, will be the certificate of incorporation of the Surviving Corporation at the Effective Time. Also at the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable legal requirements, subject to Section 6.5(a) of the Merger Agreement (relating to indemnification of officers and directors), except that references to the name of Purchaser shall be replaced by references to the name of the Surviving Corporation.

The obligations of Array, Pfizer and Purchaser to complete the Merger are subject to the satisfaction or waiver of each of the following conditions:

•

There is no temporary restraining order, preliminary or permanent injunction or other order issued and remaining in effect by a governmental body of competent jurisdiction preventing the acquisition or payment for Shares pursuant to the Offer and the consummation of the Merger and no legal requirement has been promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; and

•	Purchaser has accepted for payment all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Conversion of Capital Stock at the Effective Time. Shares outstanding immediately prior to the Effective Time (other than any Shares held by Array, Pfizer or any of their respective wholly owned subsidiaries or by any person who is entitled to and properly demands statutory appraisal of his or her Shares) will be converted at the Effective Time into the right to receive the Merger Consideration.

Each issued and outstanding share of the common stock, $0.01 par value per share, of Purchaser prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

Treatment of Equity Awards.

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Stock Options. The Merger Agreement provides that each Company Option that is outstanding and unexercised, whether or not vested and which is an In the Money Option, will be cancelled and the holder thereof shall be entitled to receive a cash payment equal to (i) the excess, if any, of (A) the Offer Price over (B) the exercise price payable per Share under such In the Money Option, multiplied by (ii) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time. At the Effective Time, each Company Option other than an In the Money Option that is outstanding and unexercised, whether or not vested, will be cancelled with no consideration payable in respect thereof.

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Restricted Stock Units. The Merger Agreement provides that, subject to certain exceptions, each Company RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and the holder thereof will be entitled to receive a cash payment equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company RSU.

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As soon as reasonably practicable after the Effective Time (but no later than the second payroll date after the Effective Time), Pfizer will cause the Surviving Corporation to, and the Surviving Corporation will, pay the aggregate consideration payable pursuant to the foregoing sections, net of any applicable withholding taxes, payable with respect to In the Money Options and Company RSUs through, to the extent applicable, the Surviving Corporation’s payroll (subject to any required withholding taxes) to the holders of In the Money Options and/or Company RSUs.

Treatment of Company ESPP. The Amended and Restated Array BioPharma Inc. Employee Stock Purchase Plan (which we refer to as the “Company ESPP”) will continue to be operated in accordance with its terms for the current offering period, except that participants may not increase the amount of payroll deductions into the Company ESPP during the current offering period from those in effect as of the date of the Merger Agreement, individuals who did not participate in the Company ESPP as of the date of the Merger Agreement may not commence participation in the Company ESPP and, depending on when the Effective Time occurs, the current offering period may be terminated early in order for accumulated contributions to be used to purchase Shares prior to the Effective Time. Each purchase right issued pursuant to the Company ESPP must be fully exercised no later than five (5) business days prior to the Effective Time. The Company ESPP will terminate immediately following the exercise of the purchase rights issued pursuant to the Company ESPP and no further rights will be granted or exercisable under the Company ESPP thereafter. No new offering periods will commence following the execution of the Merger Agreement.

Representations and Warranties. In the Merger Agreement, Array has made representations and warranties to Pfizer and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	authority relative to the Merger Agreement;

•	state takeover statutes;

•	required consents and approvals and no violations of organizational documents or applicable law;

•	capitalization;

•	its subsidiaries, and its equity interests in them;

•	financial statements and SEC filings;

•	disclosure controls and internal controls over financial reporting;

•	information to be included in the Offer documents, the Schedule 14D-9 and other information required to be disseminated in connection with the Offer;

•	the absence of certain changes;

•	the absence of undisclosed liabilities;

•	compliance with laws and permits and regulatory matters;

•	litigation;

•	properties;

•	intellectual property;

•	tax matters;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	labor and employment matters;

•	environmental matters;

•	material contracts;

•	insurance;

•	compliance with anti-corruption and anti-bribery laws;

•	brokers and certain fees; and

•	the opinion of financial advisors.

Some of the representations and warranties in the Merger Agreement made by Array are qualified as to “materiality” or “Material Adverse Effect” or by knowledge or the ability to consummate the transactions contemplated by the Merger Agreement. “Material Adverse Effect” means any event, occurrence, circumstance, change or effect which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the ability of Array to consummate the Offer and the Merger on or before the End Date or (b) the business, assets, financial condition or results of operations of Array and its subsidiaries (we refer to each such subsidiary, as an “Acquired Corporation” and we refer to Array and its subsidiaries, collectively, as the “Acquired Corporations”), taken as a whole, excluding any effect to the extent resulting from:

(i)

any change in the market price or trading volume of Array’s stock or change in Array’s credit ratings (it being understood that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred if not otherwise excluded);

(ii)	any event, occurrence, circumstance, change or effect resulting from the announcement or performance of the transactions contemplated by the Merger Agreement (subject to specified exceptions);

(iii)

any event, occurrence, circumstance, change or effect generally affecting the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions;

(iv)	any event, occurrence, circumstance, change or effect arising from fluctuations in the value of any currency or interest rates;

(v)	any event, occurrence, circumstance, change or effect arising from any act of terrorism, war, national or international calamity, natural disaster or any other similar event;

(vi)

the failure of Array to meet internal or analysts’ expectations or projections (it being understood that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred if not otherwise excluded);

(vii)	any adverse effect arising from any action taken by Array at the written direction of Pfizer;

(viii)	any event, occurrence, circumstance, change or effect resulting or arising from the identity of Pfizer or Purchaser as the acquiror of Array;

(ix)	any change after the date of the Merger Agreement to any legal requirement or GAAP; or

(x)	any legal proceeding regarding appraisal rights or the Offer and its consummation;

except in the cases of the foregoing clauses (iii), (iv), (v) and (ix), such event, occurrence, circumstance, change or effect may be taken into account in determining whether there is, or would be reasonably expected to be, a Material Adverse Effect to the extent that the Acquired Corporations are disproportionately affected thereby relative to other companies operating in the same industries in which the Acquired Corporations operate.

In the Merger Agreement, Pfizer has made representations and warranties to Array with respect to:

•	corporate matters, such as organization, standing, qualification, power and authority;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents, applicable laws or agreements;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	brokers and certain fees;

•	availability of funds;

•	litigation; and

•	Share ownership.

Some of the representations and warranties in the Merger Agreement made by Pfizer are qualified as to “materiality” or “Pfizer Material Adverse Effect.” “Pfizer Material Adverse Effect” means any event, occurrence, circumstance, change or effect which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the ability of Pfizer or Purchaser to consummate the Offer and the Merger on or before the End Date.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. From the date of the Merger Agreement until the Effective Time, except as consented to in writing by Pfizer (which consent will not be unreasonably withheld, conditioned or delayed), as expressly contemplated by the Merger Agreement, as disclosed in the confidential disclosure letter delivered by Array to Pfizer in connection with the Merger Agreement, or as required by applicable law, Array will, and will cause its subsidiaries to conduct its business in the ordinary course of business consistent with past practice and use its commercially reasonable efforts to preserve intact business organizations and relationships with third parties.

Array has further agreed that, from the date of the Merger Agreement until the Effective Time, except as consented to in writing by Pfizer (which consent will not be unreasonably withheld, conditioned or delayed), as expressly contemplated by the Merger Agreement, as disclosed in the confidential disclosure letter delivered by Array to Pfizer in connection with the Merger Agreement, or as required by applicable law, Array will not, and will not permit its subsidiaries to, among other things and subject to specified exceptions (including specified ordinary course exceptions):

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(1) establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, or (2) subject to certain exceptions, repurchase, redeem or otherwise reacquire any of the Shares, or any rights, warrants or options to acquire any of the Shares;

•	split, combine, subdivide or reclassify any Shares or other equity interests;

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sell, issue, grant, deliver, pledge, transfer, encumber or authorize the sale, issuance, grant, delivery, pledge, transfer or encumbrance of (A) any capital stock, equity interest or other security, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security, subject to certain exceptions;

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(A) establish, adopt, terminate or amend any benefit plan or any collective bargaining agreement or other labor agreement, or amend or waive any of its rights under, or accelerate the payment or vesting of compensation or benefits under, any provision of any benefit plans, (B) grant or agree to grant any current or former employee, director or other service provider any increase in compensation, bonuses or other benefits, (C) cause the funding of any rabbi trust or similar arrangement or take any action to fund or secure the payment of compensation or benefits, (D) grant or pay any awards or accelerate the vesting of or lapsing of restrictions with respect to any incentive compensation, (E) hire or promote any employee or other individual service provider of Array (or with respect to hiring, would become an employee or other individual service provider of Array) who has (or with respect to hiring or promotion, would have) a “target annual compensation opportunity” (which shall mean the sum of annual base salary and total target cash bonus opportunity) of $250,000 or more or who is or would be the Chief Executive Officer of Array or a direct report thereto, or (F) terminate other than for cause the employment of any employee or other individual service provider of Array or its Subsidiaries who has a target annual compensation opportunity of $250,000 or more or who is the Chief Executive Officer of Array or a direct report thereto;

•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

•	form any subsidiary, acquire any equity interest in any other entity or enter into any material joint venture, partnership or similar arrangement;

•	make or authorize any capital expenditure (except that the Acquired Corporations may make capital expenditures that do not exceed $500,000 individually or $5,000,000 in the aggregate);

•

acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term and not capable of being extended), transfer or assign any material right or other material asset or property, subject to certain exceptions;

•	lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any indebtedness, subject to certain exceptions;

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(A) amend, modify, waive, release any material rights under or voluntarily terminate any Material Contract (as defined in the Merger Agreement) or (B) enter into any contract that would constitute a Material Contract if it were in effect on the date of the Merger Agreement;

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(A) adopt or make any change to any material tax accounting method or change any annual accounting period used for tax purposes; (B) make, rescind or change any material tax election; (C) file a material amended tax return or file a claim for a refund of material taxes; (D) enter into a closing agreement with any governmental body regarding any material tax refund, liability or assessment; (E) request any ruling from any taxing authority; (F) settle, compromise or consent to any material tax claim, audit or assessment or surrender a right to a material tax refund; or (G) except in the ordinary course of business, agree to waive or extend the statute of limitations with respect to any material tax or material tax return;

•

settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim), other than any settlement, release, waiver or compromise that (A) results solely in monetary obligations involving only the payment of monies by the Acquired Corporations of not more than $1,500,000 in the aggregate (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, any Acquired Corporation), (B) does not involve the admission of wrongdoing by any Acquired Corporation and does not involve any injunctive or equitable or other nonmonetary relief (other than immaterial and non-monetary relief incidental thereto) against any Acquired Corporation or any license, cross license or similar arrangement with respect to any intellectual property or products of any Acquired Corporation and (C) provides for a complete release of the claims in dispute giving rise to such settlement, release, waiver or compromise;

•	enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable legal requirements);

•	adopt or implement any stockholder rights plan or similar arrangement;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Acquired Corporations;

•	take any action that would result in a change to the Conversion Rate (as defined in the Convertible Senior Notes Indenture); or

•	authorize any of, or agree or commit to take, any of the foregoing actions.

Access to Information. During the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of Merger Agreement, upon reasonable advance notice to the Company, the Acquired Corporations will, and will cause the respective representatives of the Acquired Corporations to provide Pfizer and Pfizer’s representatives with reasonable access during normal business hours of Array to Array’s designated Representatives and assets and to all existing books, records, documents and information relating to the Acquired Corporations, and promptly provide Pfizer and Pfizer’s representatives with all reasonably requested information regarding the business of the Acquired Corporations and such additional financial, operating and other data and information regarding the Acquired Corporations, as Pfizer may reasonably request (it being understood that any such access shall be conducted at Pfizer’s expense, at a reasonable time, under the supervision of appropriate personnel of the Acquired Corporations and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Corporations).

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and insurance rights in favor of certain individuals. Specifically, Pfizer has agreed that, for a period of six (6) years from the Effective Time, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of any Acquired Corporation and any indemnification or other similar agreements of any Acquired Corporation set forth on the confidential disclosure schedule delivered by Array to Pfizer in connection with the Merger, will continue in full force and effect in accordance with their terms and Pfizer will cause such Acquired Corporations to perform their obligations thereunder.

Pfizer has also agreed, for a period of six (6) years from the Effective Time, to cause the Surviving Corporation and its subsidiaries to, and the Surviving Corporation agrees that it will, indemnify and hold harmless each indemnitee against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the transactions and actions contemplated thereby), arising out of or pertaining to the fact that the indemnitee is or was a director or officer of any Acquired Corporation or is or was serving at the request of any Acquired Corporation as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable legal requirements.

For a period of six (6) years from and after the Effective Time, Pfizer and the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance or provide substitute policies for the Acquired Corporations and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage. In either case, the policies must not have less than the existing coverage or other terms less favorable to the insured persons; however, neither Pfizer nor the Surviving Corporation will be required to pay for such policy an annual premium amount in excess of 300% of the annual premium for Array’s existing policy. If the Surviving Corporation is unable to obtain the insurance required under the Merger Agreement, it must obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to 300% of the annual premium for Array’s existing policy.

In lieu of such insurance, prior to the Closing Date, Array may (through an insurance broker approved by Pfizer), and, if, prior to the Closing, Array has not, Pfizer may, purchase a “tail” directors’ and officers’ liability insurance policy for the Acquired Corporations and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained. In no event will the cost of any such tail policy exceed 300% of the annual premium for Array’s existing policy.

Reasonable Best Efforts. Array and Pfizer will use their respective reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate each and every impediment under the Antitrust Laws that may be asserted by any governmental body or any other party, so as to enable the Closing to occur as promptly as practicable, but in no case later than the End Date, including providing as promptly as reasonably practicable all information required by any governmental body pursuant to its evaluation of the transactions contemplated by the Merger Agreement under the HSR Act or other applicable antitrust laws.

Each of Array and Pfizer have agreed to (and will cause their respective affiliates, if applicable, to): (i) promptly, but in no event later than June 28, 2019 (unless Pfizer determines in good faith after consultation with Array that postponing such filings to a later date is advantageous for purposes of satisfying the conditions to the Offer, in which case Pfizer will identify a reasonable later date after consultation with Array regarding such date and the Parties will file on such later date), make an appropriate filing of all notification and report forms as required by the HSR Act with respect to the transactions contemplated by the Merger Agreement and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings, notifications or other consents are required to be made with, or obtained from, any other governmental bodies in connection with the transactions contemplated by the Merger Agreement.

Each party has agreed, during the pre-closing period, to (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a governmental body or brought by a third party before any governmental body, in each case, with respect to the transactions contemplated by the Merger Agreement under the antitrust laws, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iii) promptly inform the other parties of, and wherever practicable give the other party reasonable advance notice of, and the opportunity to participate in, any communication to or from the FTC, DOJ or any other governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (iv) promptly furnish to the other party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any governmental body in connection with any such request, inquiry, investigation, action or legal proceeding (other than “4(c) and 4(d) documents” as that term is used under the HSR Act, that contain valuation information (which can be redacted)), (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other parties and consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and (vi) except as may be prohibited by any governmental body or by any legal requirement, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the transactions contemplated by the Merger Agreement, give the other party reasonable advance notice of, and permit authorized representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any governmental body in connection with such request, inquiry, investigation, action or legal proceeding.

Notwithstanding anything to the contrary in the Merger Agreement, (i) Pfizer and its affiliates will not be required to sell, license, divest or dispose of or hold separate (through the establishment of a trust or otherwise), before or after the Offer Acceptance Time or the Effective Time, any entities, assets, intellectual property rights or businesses of Pfizer (or any of its subsidiaries or other affiliates) or agree or commit to any of the forgoing, or agree to any restriction on the conduct of such businesses, and (ii) Pfizer and its affiliates will not be required to, and without the prior written consent of Pfizer the Acquired Corporations will not, sell, license, divest or dispose of or hold separate (through the establishment of a trust or otherwise), before or after the Offer Acceptance Time or the Effective Time, any entities, assets, intellectual property rights or businesses of the Acquired Corporations (or any of their subsidiaries or other affiliates) or agree or commit to any of the foregoing, or agree to any restriction on the conduct of such businesses if such remedies described in this clause would, individually or in the aggregate, be reasonably expected to have a material adverse effect on the Acquired Corporations, taken as a whole. The parties will defend through litigation on the merits any claim asserted in court by any party under antitrust laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment that could restrain, delay, or prevent the Closing by the End Date.

Without limiting in any respect Pfizer’s obligations regarding its efforts described above, Pfizer will have the right to (i) direct, devise and implement the strategy for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by (including directing the timing, nature and substance of all such responses), and will have the right to lead all meetings and communications (including any negotiations) with, any governmental body that has authority to enforce any antitrust law and (ii) without limiting the generality of clause (i) of this paragraph or the obligations of Pfizer under this subsection, control the defense and settlement of any litigation, action, suit, investigation or proceeding brought by or before any governmental body that has authority to enforce any antitrust law. Pfizer will consult with Array in a reasonable manner and consider in good faith the views and comments of Array in connection with the foregoing.

Employee Matters. For a period of one (1) year following the Effective Time, Pfizer will provide, or cause to be provided, to each employee of Array who is employed by Array as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (or any affiliate thereof) during such one (1)-year period (each, a “Continuing Employee”) with:

•	a base salary or wage rate that is no less than that provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time;

•	incentive compensation opportunities that are no less favorable than those provided to similarly situated employees of Pfizer and its affiliates; and

•

employee benefits that in the aggregate are no less favorable than the employee benefits (excluding benefits under the Company ESPP) provided to such Continuing Employee by the Acquired Corporations immediately prior to the Effective Time.

Pfizer will provide, or will cause its affiliates to provide, each Continuing Employee who experiences a termination of employment from Pfizer or any of their respective affiliates during the Continuation Period with severance benefits that are no less favorable, in the aggregate, than those that would have been provided to such Continuing Employee by any Acquired Corporation under certain specified severance arrangements.

To the extent that service is relevant for eligibility or vesting under any benefit plan of Pfizer and/or the Surviving Corporation, then Pfizer will ensure that such benefit plan will, for purposes of eligibility and vesting, but not for purposes of benefit accrual, credit Continuing Employees for service prior to the Effective Time with the Acquired Corporations or their respective predecessors to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of the Acquired Corporations. However, such service will not be recognized to the extent that such recognition would result in any duplication of benefits, and Pfizer and its affiliates will not be required to provide credit for any purpose under any equity incentive plan, defined benefit pension plan, post-retirement welfare plan or any plan under which similarly situated employees of Pfizer and its affiliates do not receive credit for prior service or that is grandfathered or frozen.

In addition, Pfizer and/or the Surviving Corporation will credit each Continuing Employee with paid time off equal to the accrued paid time off such Continuing Employee had accrued with the Acquired Corporations that was unused as of the Effective Time, provided that such accrued paid time off is reflected in the Acquired Corporations’ books and records. For purposes of determining the amount of paid time off Continuing Employees are eligible to accrue with respect to periods following the Effective Time only, to the extent that service is relevant for accruals following the Effective Time under Pfizer’s paid time off policy, Pfizer will ensure that any benefit plan of Pfizer and/or the Surviving Corporation will credit Continuing Employees for service prior to the Effective Time with the Acquired Corporations to the same extent that such service was recognized prior to the Effective Time.

Pfizer or its affiliates will use commercially reasonable efforts to (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of Pfizer or its affiliates that provides health benefits in which Continuing Employees are eligible to participate following the Effective Time, other than any limitations that were in effect with respect to such employees immediately prior to the Effective Time under the corresponding benefit plan of the Acquired Corporations, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible dependents under the health plans in which they participated immediately prior to transitioning into a plan of Pfizer or its affiliates during the portion of the calendar year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Pfizer or its affiliates, in each case to the extent recognized for such purpose under an analogous benefit plan prior to the Effective Time, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Effective Time, in each case to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous benefit plan of the Acquired Corporations prior to the Effective Time.

Pfizer will provide, or will cause its affiliates to provide, each Continuing Employee who experiences a termination of employment from Pfizer or any of their respective affiliates during the Continuation Period with severance benefits that are no less favorable, in the aggregate, than those that would have been provided to such Continuing Employee by any Acquired Corporation under the applicable severance policies set forth on the confidential disclosure schedule delivered by Array to Pfizer had such termination occurred prior to the Effective Time.

If requested by Pfizer in writing not less than fifteen (15) business days before the Closing Date, the Board of Directors of Array (or the appropriate committee thereof) will adopt resolutions and take such corporate action as is necessary or appropriate to terminate the Array 401(k) Savings Plan (which we refer to as the “Company 401(k) Plan”), effective as of the day prior to the Closing Date, contingent upon the occurrence of the Closing. If the Company 401(k) Plan is terminated Pfizer or its affiliates will have in effect a tax qualified defined contribution retirement plan as of the Effective Time that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (which we refer to as the “Parent 401(k) Plan”) in which each Continuing Employee who is actively employed at the Closing will be eligible to participate as of the Closing, and as soon as practicable following the Closing, Pfizer will, to the extent permitted by the Parent 401(k) Plan, permit such Continuing Employees to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” within the meaning of Section 401(a)(31) of the Code (including promissory notes evidencing outstanding participant loans), in the form of cash (and in-kind in the case of participant loan notes).

No provision of the Merger Agreement is intended to, or will, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, and no current or former employee or any other individual associated therewith will be regarded for any purpose as a third-party beneficiary of the Merger Agreement or have the right to enforce the provisions hereof. Nothing in the Merger Agreement will be construed to create a right in any Person to employment with Pfizer, the Surviving Corporation or any other affiliate of the Surviving Corporation or to any compensation or benefits and the employment of each Continuing Employee will be “at will” employment.

Acquisition Proposals. The Acquired Corporations have agreed to use reasonable best efforts to cause their Representatives to immediately cease any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal as of the date of the Merger Agreement. As promptly as reasonably practicable (and in any event within two (2) business days) following the date of the Merger Agreement, Array will request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all nonpublic information previously furnished to any Person (other than Pfizer) that has, within the one (1)-year period prior to the date of the Merger Agreement, made or indicated an intention to make an Acquisition Proposal and Array will terminate access by any third party who has made or would reasonably be expected to make an Acquisition Proposal (other than Pfizer) to any data room containing any confidential information.

In addition, the Acquired Corporations will not, and will use reasonable best efforts to cause their Representatives not to:

•	continue any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal as of the date of the Merger Agreement;

•

solicit, initiate or knowingly facilitate or encourage (including by way of furnishing nonpublic information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any nonpublic information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•

enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

•

waive or release any person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other contract, unless, solely in the case of this clause, the Array Board of Directors determines in good faith, after consultation with Array’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to Array’s stockholders under applicable legal requirements, in which event the Acquired Corporations may take the actions described in this clause solely to the extent necessary to permit a third party to make, on a confidential basis to the Array Board of Directors, an Acquisition Proposal, conditioned upon such third party agreeing that Array will not be prohibited from providing any information to Pfizer

(including regarding any such Acquisition Proposal) in accordance with, and otherwise complying with the foregoing requirements.

Notwithstanding the foregoing, if Array receives an unsolicited bona fide written Acquisition Proposal from any person or group, which Acquisition Proposal was made or renewed on or after the date of the Merger Agreement and did not result from a material breach of Array’s non-solicitation obligations, if the Array Board of Directors determines in good faith, after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer (as defined below), Array may:

•

furnish, pursuant to an acceptable confidentiality agreement, information (including nonpublic information) with respect to the Acquired Corporations to the person or group who has made such Acquisition Proposal; and

•	engage in or otherwise participate in discussions or negotiations with the person or group of Persons making such Acquisition Proposal;

provided that Array will substantially concurrently provide to Pfizer any non-public information concerning the Acquired Corporations that is provided to any person to the extent access to such information was not previously provided to Pfizer or its Representatives.

Array will (i) promptly (and in any event within 24 hours) notify Pfizer if it receives any inquiries, proposals or offers with respect to an Acquisition Proposal and provide to Pfizer a copy of any written Acquisition Proposal and a summary of any material unwritten terms and conditions thereof, and (ii) keep Pfizer reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis (and in any event within 24 hours of such material development, discussion or negotiation).

For the purposes of the foregoing covenants and those contained under Section 11 — “Changes of Board Recommendation or other Adverse Actions” below, please note the following definitions:

•

“Acquisition Proposal” means any proposal or offer from any Person (other than Pfizer and its affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition or license of assets of Array equal to 15% or more of Array’s consolidated assets or to which 15% or more of Array’s revenues or earnings on a consolidated basis are attributable, (B) issuance or acquisition of 15% or more of the outstanding Shares, (C) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding Shares or (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Array that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding Shares, in each case other than the transactions contemplated by the Merger Agreement;

•

“Intervening Event” means an event, fact, circumstance, development or occurrence that was not known to the Array Board of Directors as of the date of the Merger Agreement and does not relate to an Acquisition Proposal;

•

“Superior Offer” mean an unsolicited bona fide written Acquisition Proposal that the Array Board of Directors determines, in its good faith judgment, after consultation with outside legal counsel and its financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Array Board of Directors deems relevant, and if consummated, would result in a transaction more favorable to Array’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by the Merger Agreement (including after giving effect to proposals, if any, made by

Pfizer pursuant to the terms of the Merger Agreement); provided that for purposes of the definition of “Superior Offer,” the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

Nothing in the Merger Agreement will prohibit Array’s Board of Directors from taking and disclosing to the stockholders of Array a position contemplated by Rule 14e-2(a), Rule 14d-9, or Item 1012(a) of Regulation M-A promulgated under the Exchange Act.

Changes of Board Recommendation or other Adverse Actions. Except as described below, during the pre-closing period, neither the Array Board of Directors nor any committee thereof may:

•

withdraw (or modify or qualify in a manner adverse to Pfizer or Purchaser), or publicly propose to withdraw (or modify or qualify in a manner adverse to Pfizer or Purchaser), the Array Board Recommendation;

•

adopt, approve, recommend or declare advisable, or resolve, agree or publicly propose to adopt, approve, recommend or declare advisable, any Acquisition Proposal (we refer to any action described in this and the immediately prior bullet point as a “Company Adverse Change Recommendation”); or

•

adopt, approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow Array to execute or enter into any contract with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, Array to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the transactions contemplated by the Merger Agreement (other than an acceptable confidentiality agreement).

If any Acquired Corporation has received a bona fide written Acquisition Proposal from any Person that has not been withdrawn and after consultation with outside legal counsel, and the Array Board of Directors has determined, in good faith, that such Acquisition Proposal is a Superior Offer:

•	the Array Board of Directors may make a Company Adverse Change Recommendation; or

•

Array may terminate the Merger Agreement pursuant to its terms to enter into a Specified Agreement (as defined below) with respect to such Superior Offer (provided such Acquisition Proposal did not arise due to a material breach of Array’s obligations under the Merger Agreement);

provided, that each of the foregoing actions may only be taken if:

•

The Array Board of Directors determines in good faith, after consultation with Array’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Array Board of Directors to Array’s stockholders under applicable legal requirements;

•

Array has given Pfizer prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate the Merger Agreement at least three (3) business days prior to making any such Company Adverse Change Recommendation or termination and, if desired by Pfizer, during such three (3) business day period will have negotiated in good faith with respect to any revisions to the terms of the Merger Agreement or another proposal to the extent proposed by Pfizer so that such Acquisition Proposal would cease to constitute a Superior Offer; and

•

(1) Array has provided Pfizer information with respect to such Acquisition Proposal in accordance with the terms of the Merger Agreement, (2) Array has given Pfizer three (3) business days to propose revisions to the terms of the Merger Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and (3) after giving effect to the proposals made by Pfizer during such period, if any, after consultation with outside legal counsel, the Array Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate the Merger

Agreement would be inconsistent with the fiduciary duties of the Array Board of Directors to Array’s stockholders under applicable legal requirements.

The provisions of the foregoing bulleted points will also apply to any material amendment to the Acquisition Proposal, except that in such case the references to a three (3)-business day notice period shall be deemed to be two (2)-business day notice period.

Other than in connection with an Acquisition Proposal, the Array Board of Directors may make a Company Adverse Change Recommendation in response to an Intervening Event if:

•

the Array Board of Directors determines in good faith, after consultation with Array’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Array Board of Directors to Array’s stockholders under applicable legal requirements;

•

Array has notified Pfizer at least three (3) business days prior to making any such Company Adverse Change Recommendation and, if desired by Pfizer, during such three (3)-business day period, will have negotiated in good faith with respect to any revisions to the terms of the Merger Agreement or another proposal to the extent proposed by Pfizer so that a Company Adverse Change Recommendation would no longer be necessary; and

•

(1) Array has specified in reasonable detail the facts and circumstances underlying the Intervening Event, (2) Array has given Pfizer a three (3)-business day period to propose revisions to the terms of the Merger Agreement or make another proposal so that a Company Adverse Change Recommendation would no longer be necessary, and (3) after giving effect to the proposals made by Pfizer during such period, if any, after consultation with outside legal counsel, the Array Board of Directors has determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Intervening Event would be inconsistent with the fiduciary duties of the Array Board of Directors to Array’s stockholders under applicable legal requirements.

The provisions of the foregoing bulleted points will also apply to any material change to the facts and circumstances relating to such Intervening Event, except that in such case the references to three (3)-business day notice period shall be deemed to be two (2)-business day notice period.

Convertible Senior Notes. With respect to Array’s 2.625% Convertible Senior Notes due 2024, Array will cooperate with Pfizer by (i) executing and delivering (or causing to be executed and delivered, as applicable) at the Effective Time, a supplemental indenture, officer’s certificate and opinion of counsel, in each case in form and substance reasonably acceptable to Pfizer, pursuant to the indenture governing the Convertible Senior Notes and (ii) using its reasonable best efforts to cause the trustee under such indenture to execute at the Effective Time such supplemental indenture.

Termination. The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

•	by mutual written agreement of Pfizer and Array;

•

by either Array or Pfizer, at any time prior to the Offer Acceptance Time, if the Closing has not occurred by the End Date (which we refer to as an “Outside Date Termination”); provided, however, that (i) if as of such date, the Regulatory Condition is not satisfied but remains capable of being satisfied or waived, and all other Offer Conditions (with certain exceptions) have been satisfied or waived, then the End Date will automatically be extended by six (6) months (and all such references to the End Date shall be as so extended) and (ii) this termination right will not be available to any party whose material breach of any provision of the Merger Agreement resulted in the failure of the Offer Acceptance Time to occur on or before the End Date;

•

by either Array or Pfizer if a governmental body of competent jurisdiction shall have issued an order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that this termination right will not be available to any party whose material breach of the Merger Agreement has caused or resulted in the issuance of such final and nonappealable order, decree, ruling or other action or to any Party that has failed to use its reasonable best efforts as required under the Merger Agreement to remove such order, decree, ruling or other action;

•	by Pfizer, if prior to the Offer Acceptance Time:

•	the Array Board of Directors has failed to include the Array Board Recommendation in the Schedule 14D-9 when mailed, or has effected a Company Adverse Change Recommendation;

•

the Array Board of Directors fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of any tender offer or exchange offer (other than the Offer) within ten (10) business days of the commencement of such tender offer or exchange offer or any material amendment thereto;

•

the Array Board of Directors fails to publicly reaffirm the Array Board Recommendation within ten (10) business days after Pfizer so requests in writing (or, if earlier, within two (2) business days prior to the Expiration Date) (it being understood that Array will have no obligation to make such reaffirmation on more than three (3) occasions); or

•

Array breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform (a) would give rise to the failure of certain Offer Conditions and (b) cannot be or has not been cured within thirty (30) days after receipt by Array of written notice of such breach or failure; provided that Pfizer and Purchaser are not then in material breach of its or their obligations under the Merger Agreement;

•	by Array, if prior to the Offer Acceptance Time:

•

to accept a Superior Offer and substantially concurrently enter into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Array Board of Directors has determined, in good faith, constitutes a Superior Offer (which we refer to as a “Specified Agreement”); provided that the Acquired Corporations have complied in all material respects with their obligations under the Merger Agreement and Array has paid Pfizer the Termination Fee (as defined below);

•

Pfizer or Purchaser breach or fail to perform in any material respect any of their representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform is incapable of being cured by the End Date or, if curable, is not cured by Pfizer or Purchaser with thirty (30) days after receipt by Pfizer of written notice of such breach or failure; provided that Array is not then in material breach of its obligations under the Merger Agreement; or

•

following the expiration of the Offer, Purchaser has failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified under the Merger Agreement or, if following the Offer Acceptance Time Purchaser has failed to purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period under the Merger Agreement.

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will be of no further force or effect and there shall be no liability on the part of Pfizer, Purchaser or Array or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or affiliates following any such termination, except that (a) certain specified provisions of the Merger Agreement will survive, including those described in “— Array Termination Fee” below, (b) the Confidentiality Agreement shall survive the termination of the Merger Agreement and shall remain in full force and effect in accordance with its terms and (c) the termination of the Merger Agreement shall not relieve any Party from any liability for fraud or willful breach of the Merger Agreement prior to termination.

Array Termination Fee. Array has agreed to pay Pfizer a termination fee of $400,000,000 (which we refer to as the “Termination Fee”) if:

•	Array terminates the Merger Agreement pursuant to a Superior Offer Termination;

•	Pfizer terminates the Merger Agreement pursuant to a failure by Array to include the Array Board Recommendation or due to a Company Adverse Change Recommendation; or

•

(i) the Merger Agreement is terminated by either Pfizer or Array pursuant to an Outside Date Termination (but in the case of a termination by Array, only if at such time Pfizer would not be prohibited from terminating the Merger Agreement pursuant to the terms of the Outside Date Termination), (ii) any Person shall have publicly disclosed a bona fide Acquisition Proposal after the date of the Merger Agreement and prior to such termination and such Acquisition Proposal has not been publicly withdrawn prior to such termination and, (iii) within twelve (12) months of such termination, Array has entered into a definitive agreement with respect to or consummated an Acquisition Proposal; provided that for purposes of this clause (iii) the references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%.”

Specific Performance. The parties have agreed that irreparable damage would occur in the event that the Parties do not perform their obligations under the provisions of the Merger Agreement in accordance with its specified terms or otherwise breach such provisions. The parties have further agreed that the parties will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in addition to any other remedy to which they are entitled under the Merger Agreement.

Expenses. Except as otherwise provided therein, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions to the Offer.”

Confidentiality Agreement

On March 21, 2019 (as amended April 22, 2019), Array and Pfizer entered into a customary confidentiality agreement (which we refer to as the “Confidentiality Agreement”) in connection with a possible transaction involving Array. Under the Confidentiality Agreement, Pfizer agreed, subject to certain exceptions, to keep confidential any confidential information concerning Array furnished by Array to Pfizer or its representatives.

12. Purpose of the Offer; Plans for Array.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Array. The Offer, as the first step in the acquisition of Array, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable (but in any event on the same date as) the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement.

If you sell your Shares in the Offer, you will cease to have any equity interest in Array or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in Array. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Array.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek a vote of the remaining public stockholders of Array before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the vote of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Array in accordance with Section 251(h) of the DGCL.

Plans for Array. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Array and the Array Board of Directors shortly thereafter. Pfizer and Purchaser are conducting a detailed review of Array and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Pfizer and Purchaser will continue to evaluate the business and operations of Array during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Pfizer intends to review such information as part of a comprehensive review of Array’s business, operations, capitalization and management with a view to optimizing development of Array’s potential in conjunction with Array’s and Pfizer’s existing businesses. We expect that all aspects of Array’s business will be fully integrated into Pfizer. However, plans may change based on further analysis, including changes in Array’s business, corporate structure, charter, bylaws, capitalization, Board of Directors and management.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer; Plans for Array,” and Section 13 — “Certain Effects of the Offer,” Pfizer and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Array (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Array, (iii) any material change in Array’s capitalization or dividend policy, (iv) any other material change in Array’s corporate structure or business, (v) changes to the management of Array or the Array Board of Directors, (vi) a class of securities of Array being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Array being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

To the best knowledge of Pfizer and Purchaser, except for certain pre-existing agreements to be described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Array, on the one hand, and Pfizer, Purchaser or Array, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Array entering into any such agreement, arrangement or understanding.

The Board of Directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the Board of Directors and officers, respectively, of Purchaser immediately prior to the Effective Time.

At the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety so as to read in the form set forth on Annex II to the Merger Agreement, and the bylaws of Purchaser in effect at the Effective Time will be the bylaws of the Surviving Corporation.

13. Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable (but in any event on the same date as) the Offer Acceptance Time and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

Stock Quotation. The Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable (but in any event on the same date as) the Offer Acceptance Time), the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Purchaser. Immediately following the consummation of the Merger, we intend and will cause Array to delist the Shares from Nasdaq.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Array to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Array to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Array, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Array and persons holding “restricted securities” of Array to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Array to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

Convertible Senior Notes. With respect to Array’s 2.625% Convertible Senior Notes due 2024, Array will cooperate with Pfizer by (i) executing and delivering (or causing to be executed and delivered, as applicable) at the Effective Time, a supplemental indenture, officer’s certificate and opinion of counsel, in each case in form and substance reasonably acceptable to Pfizer and Purchaser, pursuant to the Convertible Senior Notes Indenture and (ii) using its reasonable best efforts to cause the trustee under the Convertible Senior Notes Indenture to execute at the Effective Time such supplemental indenture.

14. Dividends and Distributions.

The Merger Agreement provides that during the pre-closing period, except as otherwise required or expressly permitted in the Merger Agreement, the Acquired Corporations will not declare, set aside, or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares).

15. Conditions to the Offer.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in the clauses below. Notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer: (i) upon termination of the Merger Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to the terms of the Merger Agreement), if: (A) the Minimum Condition, the Termination Condition and conditions set forth in clauses (E) and (G) below are not satisfied by one minute after 11:59 p.m. Eastern Time on the Expiration Date; or (B) any of the additional conditions set forth below are not satisfied or waived in writing by Pfizer:

(A)

there have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Pfizer and its affiliates, represent one more Share than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the total number of Shares that Array would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication) (which we refer to as the “Minimum Condition”);

(B)

(i) the representations and warranties made by Array in clauses (a) through (e) of Section 3.3 (Capitalization, Etc.) of the Merger Agreement are accurate except for any de minimis inaccuracies as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(ii) the representations and warranties made by Array in Sections 3.1 (Due Organization; Subsidiaries, Etc.), 3.2 (Certificate of Incorporation and Bylaws), 3.20 (Authority; Binding Nature of Agreement), 3.21 (Takeover Laws), 3.23 (Opinion of Financial Advisors) and 3.24 (Brokers and Other Advisors) and clause (f) of Section 3.3 (Capitalization, Etc.) of the Merger Agreement are accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all material respects as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(iii) the representations and warranties made by Array in Section 3.5(a)(ii) (No Material Adverse Effect) of the Merger Agreement are accurate in all respects as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time with respect to the earlier period set forth in Section 3.5(a)(ii);

(iv) the representations and warranties made by Array in the Merger Agreement (other than those referred to in clauses (i), (ii) and (iii) above) are accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(C)	Array has complied with or performed in all material respects the covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(D)

since the date of the Merger Agreement, there has not been any event, occurrence, circumstance, change or effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect;

(E)	the Regulatory Condition is satisfied;

(F)

Pfizer and Purchaser have received a certificate executed on behalf of Array by Array’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses (B), (C) and (D) above have been satisfied;

(G)

any governmental body of competent jurisdiction has not issued any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, which remains in effect, nor has any legal requirement been promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; and

(H)	the Merger Agreement has not been terminated in accordance with its terms.

The foregoing conditions shall be for the sole benefit of Pfizer and Purchaser and may be asserted or waived by Pfizer or Purchaser, except for the Minimum Condition and the Regulatory Condition, subject to the terms of the Merger Agreement and applicable law. The foregoing conditions shall be in addition to, and not in limitation of, the rights and obligations of Pfizer and Purchaser to extend, terminate or modify the Offer subject to, and in accordance with, the terms and conditions of the Merger Agreement. Any reference in this Section 15 or elsewhere in the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is so waived. Capitalized terms used but not defined in this Section 15 shall have the meaning ascribed to them elsewhere in the Merger Agreement.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Array with the SEC and other information concerning Array, we are not aware of any governmental license or regulatory permit that appears to be material to Array’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Pfizer as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Array’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions to the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated by the FTC, certain transactions may not be consummated until specified information and documentary material (which we refer to as the “Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be consummated until the expiration of a fifteen (15) calendar day waiting period following the filing by Pfizer, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Pfizer and Array will file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Accordingly, the required waiting period with respect to the Offer will expire in the ordinary course at 11:59 p.m., Eastern Time, fifteen (15) days from the date of such filing, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (which we refer to as a “Second Request”) prior to that time. If within the fifteen (15) calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended until ten (10) calendar days following the date of substantial compliance by Pfizer with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period can be extended only by court order or with the consent of Pfizer. In practice, complying with a Second Request can take a significant period of time. Although Array is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Array’s failure to file such Premerger Notification and Report Form nor a Second Request issued to Array from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one (1) year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will review the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Array. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Pfizer, Purchaser, Array or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Pfizer believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Conditions to the Offer.”

Foreign Regulatory Filings in Germany and Austria.

Germany. The purchase of Shares in the Offer may be subject to the German Act against Restraints of Competition, as amended, and may require approval by the German Federal Carte Office (the “FCO”). Pfizer is currently engaging with the FCO to confirm whether a filing is required. Should Pfizer be required to file, the review period will expire one (1)-month after the date of filing, unless the FCO notifies Pfizer within the one (1)-month review period of the initiation of an in-depth investigation. If the FCO initiates an in-depth investigation, the review period is extended for an additional three (3) months, and the acquisition of Shares by way of the Offer may not be consummated until the acquisition is approved by the FCO, within or by the end of the extended three (3) month review period.

Austria. The purchase of Shares in the Offer may be subject to the Austrian Cartel Act 2005, as amended. Pfizer is currently engaging with the Austrian Federal Competition Authority (the “FCA”) to determine if a filing is required. Should a filing be required, the Offer may not be consummated before the expiration of a four (4)-week review period after the date of filing with the FCA, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor (the “FCP”) of their right to file a motion with the Austrian Cartel Court to review the transaction. In the event the FCA or the FCP files a motion with the Austrian Cartel Court to review the Offer, the review period may be extended for up to five (5) additional months.

Based upon an examination of publicly available information and other information relating to the businesses in which Array is engaged, Pfizer and Array believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should result in a significant impediment to effective competition or create or strengthen a dominant position in any relevant market pursuant to German or Austrian antitrust laws. Nevertheless, Pfizer and Array cannot be certain that either or both of the FCO and the Austrian Cartel Court will not raise objections to the Offer or the Merger on antitrust grounds, and, if such objections are raised, what the result will be.

State Takeover Laws. Array is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Array’s Board of Directors has taken all action necessary under the DGCL to ensure that no such restrictions apply to the Offer, Merger or any other transactions contemplated by the Merger Agreement.

Array, directly or through subsidiaries, may be deemed to be conducting business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions to the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Array (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one (1) year following the consummation of the Offer); and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will have received a sufficient number of Shares to ensure that Array will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Array. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Pfizer, Purchaser and Array will take all necessary and appropriate action to effect the Merger as soon as practicable after the Offer Acceptance Time, without a meeting of stockholders of Array in accordance with Section 251(h) of the DGCL.

17. Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. If the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) demand appraisal in accordance with the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and twenty (20) days after the mailing of the Schedule 14D-9, deliver to Array a written demand for appraisal of Shares held, which demand must reasonably inform Array of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

18. Fees and Expenses.

Pfizer has retained Morrow Sodali to be the Information Agent and Computershare Trust Company, N.A. to be the Depository in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depository will each receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Pfizer nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depository and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Pfizer or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, Depository or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Array has advised Purchaser that it will file with the SEC on the date on which Pfizer and Purchaser file the offer documents with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Executive Committee of the Array Board of Directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Array” above.

Arlington Acquisition Sub Inc.

June 28, 2019

SCHEDULE I — INFORMATION RELATING TO PFIZER AND PURCHASER

Pfizer

The following table sets forth information about Pfizer’s directors and executive officers as of June 28, 2019. The current business address of each person is c/o Pfizer Inc., 235 East 42nd Street, New York, NY 10017, and the business telephone number is (212) 733-2323. Except as provided below, all directors and executive officers listed below are citizens of the United States.

Name	Age	Position
Ian C. Read	66	Executive Chairman of the Board
Ronald E. Blaylock	59	Director
W. Don Cornwell	71	Director
Joseph J. Echevarria	62	Director
Scott Gottlieb, M.D.	47	Director
Helen H. Hobbs, M.D.	67	Director
James M. Kilts	71	Director
Dan R. Littman, M.D., PH.D.	67	Director
Shantanu Narayen	56	Director
Suzanne Nora Johnson	62	Director
James C. Smith	59	Director
Albert Bourla, DVM, PH.D.	57	Chief Executive Officer and Director
Frank A. D’Amelio	61	Chief Financial Officer, Executive Vice President, Business Operations and Global Supply
Mikael Dolsten, M.D., PH.D.	60	Chief Scientific Officer, President, Worldwide Research, Development and Medical
Lidia Fonseca	50	Chief Digital and Technology Officer, Executive Vice President
Michael Goettler	51	Group President, Pfizer Upjohn
Angela Hwang	53	Group President, Pfizer Biopharmaceuticals Group
Rady A. Johnson	58	Chief Compliance, Quality and Risk Officer, Executive Vice President
Douglas M. Lankler	54	General Counsel, Executive Vice President
Freda C. Lewis-Hall, M.D., DFAPA	64	Chief Patient Officer, Executive Vice President
A. Rod Mackenzie, PH.D.	59	Chief Development Officer, Executive Vice President
Dawn Rogers	54	Chief Human Resources Officer, Executive Vice President
Sally Susman	57	Chief Corporate Affairs Officer, Executive Vice President
John D. Young*	55	Chief Business Officer, Group President

*	Citizen of United Kingdom.

Executive Officers of Pfizer

Albert Bourla

Chief Executive Officer since January 2019. Chief Operating Officer from January 2018 until December 2018. Group President, Global Innovative Health from June 2016 until December 2017; Group President, Global Innovative Pharma Business (responsible for Vaccines, Oncology and Consumer Healthcare since 2014) from February 2016 until February 2016. President and General Manager of Established Products Business Unit from December 2010 until December 2013. Area President Europe, Africa, Asia and Pacific of Pfizer Animal Health from 2009 until November 2010. Area President Europe, Africa and Middle East of Pfizer Animal Health from 2005 until 2009. Our Director since February 2018. Board member of Pharmaceutical Research and Manufacturers of America (PhRMA). Board member of the Pfizer Foundation, which promotes access to quality healthcare. Member of the Board of Directors of the Partnership for New York City and Catalyst, a global non-profit organization accelerating progress for the advancement of women into leadership.

Frank A. D’Amelio

Chief Financial Officer, Executive Vice President, Business Operations and Global Supply since November 2018. Executive Vice President, Business Operations and Chief Financial Officer from December 2010 until October 2018. Senior Vice President and Chief Financial Officer from September 2007 until December 2010. Prior to joining Pfizer, he was Senior Executive Vice President of Integration and Chief Administrative Officer of Alcatel-Lucent from November 2006 until August 2007. Prior to the Alcatel-Lucent merger, he was Chief Operating Officer of Lucent and before that Chief Financial Officer of Lucent. Director of Zoetis Inc. and of Humana Inc. and Chair of the Humana Audit Committee. Director of the Independent College Fund of New Jersey.

Mikael Dolsten

Chief Scientific Officer, President, Worldwide Research, Development and Medical since January 2019. President of Worldwide Research and Development from December 2010 until December 2018. Senior Vice President; President of Worldwide Research and Development from May 2010 until December 2010. Senior Vice President; President of Pfizer BioTherapeutics Research & Development Group from October 2009 until May 2010. He was Senior Vice President of Wyeth and President, Wyeth Research from June 2008 until October 2009. He was a Private Equity Partner at Orbimed Advisors, LLC from January 2008 until June 2008. Director of Karyopharm Therapeutics Inc. Chairman of the Translational Advisory Board of Apple Tree Partners from 2016 to 2017.

Lidia Fonseca

Chief Digital and Technology Officer, Executive Vice President since January 2019. Chief Information Officer and Senior Vice President of Quest Diagnostics Incorporated from 2014 to 2018. Senior Vice President of Laboratory Corporation of America Holdings from 2008 until March 2013. Director of Tegna, Inc.

Michael Goettler

Group President, Pfizer Upjohn since January 2019. Executive Vice President from July 2018 until December 2018. Global President of Pfizer Inflammation & Immunology from January 2018 until June 2018. Global President of Pfizer Rare Disease from January 2016 until December 2017. Global Commercial Officer, Senior Vice President for Pfizer’s Global Innovative Pharma Business from January 2014 until December 2015. Regional President, Europe for Pfizer Specialty Care and the chair of the European Management Team from June 2012 until December 2013. Regional President Asia – Pacific for Specialty Care from October 2009 until June 2012. Member of the board of directors of PSI (Population Services International).

Angela Hwang

Group President, Pfizer Biopharmaceuticals Group since January 2019. Group President, Pfizer Essential Health from January 2018 until December 2018. Global President, Pfizer Inflammation and Immunology from January 2016 until December 2017. Regional Head, U.S. Vaccines from January 2014 until December 2015. Vice President, Emerging Markets for the Primary Care business from September 2011 until December 2013. Vice President, U.S. Brands business within Essential Health from October 2009 until August 2011.

Rady A. Johnson

Chief Compliance, Quality and Risk Officer, Executive Vice President since January 2019. Executive Vice President, Chief Compliance and Risk Officer from December 2013 until December 2018. Senior Vice President and Associate General Counsel from October 2006 until December 2013.

Douglas M. Lankler

General Counsel, Executive Vice President since December 2013. Corporate Secretary from January 2014 until February 2014. Executive Vice President, Chief Compliance and Risk Officer from February 2011 until December 2013. Executive Vice President, Chief Compliance Officer from December 2010 until February 2011. Senior Vice President and Chief Compliance Officer from January 2010 until December 2010. Senior Vice President, Deputy General Counsel and Chief Compliance Officer from August 2009 until January 2010. Senior Vice President, Associate General Counsel and Chief Compliance Officer from October 2006 until August 2009.

Freda C. Lewis-Hall

Chief Patient Officer, Executive Vice President since January 2019. Executive Vice President, Chief Medical Officer from December 2010 until December 2018. Senior Vice President, Chief Medical Officer from May 2009 until December 2010. Previously, she was Chief Medical Officer and Executive Vice President, Medicines Development at Vertex Pharmaceuticals from June 2008 until May 2009. Dr. Lewis-Hall was Senior Vice President, U.S. Pharmaceuticals, Medical Affairs for Bristol-Myers Squibb Company from 2003 until May 2008. Director of Tenet Healthcare Corporation from December 2014 to May 2017.

A. Rod MacKenzie

Chief Development Officer, Executive Vice President since June 2016. Senior Vice President, Chief Development Officer from March 2016 until June 2016. Group Senior Vice President and Head, Pharma Therapeutics Research and Development from 2010 until March 2016. Senior Vice President, Head of Worldwide Research from 2007 until 2010. Dr. MacKenzie represents Pfizer as a member of the Board of Directors of ViiV Healthcare Limited.

Dawn Rogers

Chief Human Resources Officer, Executive Vice President since January 2019. Executive Vice President, Worldwide Human Resources from June 2018 until December 2018. Senior Vice President, Human Resources for the Chief Operating Officer from November 2017 until May 2018. Senior Vice President of Human Resources for Pfizer Essential Health, Global Product Development, and the Legal and Compliance Divisions from 2016 until November 2017. Senior Vice President of Human Resources for the Global Innovative Pharma Business from 2013 until 2016. Senior Vice President of Human Resources for the Primary Care Business Unit from 2011 until 2013. Senior Vice President of Human Resources for Worldwide Research and Development from 2008 until 2011. Vice President of Human Resources for Pfizer’s European Commercial Operations from 2006 to 2008.

Sally Susman

Chief Corporate Affairs Officer, Executive Vice President since January 2019. Executive Vice President, Corporate Affairs (formerly Policy, External Affairs and Communications) from December 2010 until December 2018. Senior Vice President, Policy, External Affairs and Communications from December 2009 until December 2010. Senior Vice President and Chief Communications Officer from February 2008 until December 2009. Prior to joining Pfizer, Ms. Susman held senior level positions at The Estée Lauder Companies, including Executive Vice President from 2004 to January 2008. Director of WPP plc.

John D. Young

Chief Business Officer, Group President since January 2019. Group President, Pfizer Innovative Health from January 2018 until December 2018. Group President, Pfizer Essential Health from June 2016 until December 2017; Group President, Global Established Pharma Business from January 2014 until June 2016. President and

General Manager, Pfizer Primary Care from June 2012 until December 2013. Primary Care Business Unit’s Regional President for Europe and Canada from 2009 until June 2012. U.K. Country Manager from 2007 until 2009. Director of Johnson Controls International plc.

Directors of Pfizer

Ian C. Read

Executive Chairman of Pfizer since January 2019; Chairman of the Board and Chief Executive Officer from December 2011 to December 2018. President and Chief Executive Officer from December 2010 until December 2011. Previously, he served as Senior Vice President and Group President of the Worldwide Biopharmaceutical Businesses, which he led from 2006 through December 2010. In that role, he oversaw five global business units—Primary Care, Specialty Care, Oncology, Established Products and Emerging Markets. Chair of the Pfizer Foundation. Director of Kimberly-Clark Corporation.

Albert Bourla

Chief Executive Officer since January 2019. Chief Operating Officer from January 2018 until December 2018. Group President, Global Innovative Health from June 2016 until December 2017; Group President, Global Innovative Pharma Business (responsible for Vaccines, Oncology and Consumer Healthcare since 2014) from February 2016 until February 2016. President and General Manager of Established Products Business Unit from December 2010 until December 2013. Area President Europe, Africa, Asia and Pacific of Pfizer Animal Health from 2009 until November 2010. Area President Europe, Africa and Middle East of Pfizer Animal Health from 2005 until 2009. Our Director since February 2018. Board member of Pharmaceutical Research and Manufacturers of America (PhRMA). Board member of the Pfizer Foundation, which promotes access to quality healthcare. Member of the Board of Directors of the Partnership for New York City and Catalyst, a global non-profit organization accelerating progress for the advancement of women into leadership.

Ronald E. Blaylock

Founder, Managing Partner of GenNx360 Capital Partners, a private equity firm focused on investing in industrial and business services companies in the U.S. middle market, since 2006.Prior to launching GenNx360 Capital Partners, Mr. Blaylock founded and managed Blaylock & Company, an investment banking firm. Also held senior management positions at UBS, PaineWebber Group and Citicorp. Director of CarMax, Inc., Urban One, Inc. (formerly Radio One, Inc.) and W.R. Berkley, Inc., an insurance holding company. Director of Syncreon U.S., a for-profit private company. Member of the Board of Trustees of Carnegie Hall. Member of the Board of Overseers of New York University Stern School of Business.

W. Don Cornwell

Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation (Granite) from 1988 until his retirement in August 2009, and served as Vice Chairman of the Board until December 2009. Director of American International Group, Inc. and Avon Products, Inc. Director of Blue Meridian Partners and Trustee of Big Brothers Big Sisters of New York City. Former Director of CVS Caremark (including two years as Chair of its Compensation Committee) for over 10 years.

Joseph J. Echevarria

Chief Executive Officer of Deloitte LLP (Deloitte), a global provider of professional services, from 2011 until his retirement in 2014. During his 36-year tenure with Deloitte, served in various leadership roles, including Deputy Managing Partner, Southeast Region Audit Managing Partner and U.S. Managing Partner and Chief Operating Officer. Director of The Bank of New York Mellon Corporation, Unum Group, a provider of financial protection benefits, and Xerox Corporation. Member of the President’s Export Council and former member of the Presidential Commission on Election Administration. Former Chair of My Brother’s Keeper Alliance. Member of the Board of Trustees of the University of Miami.

Scott Gottlieb, M.D.

Special Partner of New Enterprise Associations, Inc.’s healthcare investment team and a Resident Fellow of the American Enterprise Institute since May 2019. Served as the 23rd Commissioner of the U.S. Food and Drug Administration (FDA) from 2017 to April 2019. Managing Director, T.R. Winston & Company from 2013 to 2017. FDA’s Deputy Commissioner for Medical and Scientific Affairs from 2005 to 2007. Senior Advisor to the FDA Commissioner from 2003 to 2004. Senior Advisor to the Administrator of the Centers for Medicare and Medicaid Services in 2004. Dr. Gottlieb is also an elected member of the National Academy of Medicine and is a Contributor at CNBC.

Helen H. Hobbs, M.D.

Investigator, the Howard Hughes Medical Institute since 2002, Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center. Member of the American Society for Clinical Investigation and the Association of American Physicians. Elected to the National Academy of Medicine in 2004, the American Academy of Arts and Sciences in 2006, and the National Academy of Sciences in 2007. Received both the Clinical Research Prize (2005) and Distinguished Scientist Award (2007) from the American Heart Association. In 2012, received the inaugural International Society of Atherosclerosis Prize. Received: the Pearl Meister Greengard Award and the Breakthrough Prize in Life Sciences (2015); the Passano Award (2016); the Harrington Prize for Innovation in Medicine (2018); the Lefoulon-Delalande Grand Prize in Science (2018); the Gerald D Aurbach Award for Outstanding Translational Research (2019); and the Anitschkow Prize (2019).

James M. Kilts

Founding Partner, Centerview Capital, a private equity firm, since 2006. Vice Chairman, The Procter & Gamble Company (Procter & Gamble), from 2005 to 2006. Chairman and Chief Executive Officer, The Gillette Company (Gillette), from 2001 to 2005 and President, Gillette, from 2003 to 2005. President and Chief Executive Officer, Nabisco Group Holdings Corporation (Nabisco), from 1998 until its acquisition in 2000. Director of MetLife, Inc. The Simply Good Foods Company and Unifi, Inc. Executive Chairman of the Board of Conyers Park Acquisition Corporation from 2016 until its merger with The Simply Good Foods Company in 2017. Non-Executive Director of the Board of Nielsen Holdings PLC from 2006 until 2017, Chairman of the Board of Nielsen Holdings from 2011 until 2013 and Chairman of the Nielsen Company B.V. from 2009 until 2014. Chairman of Big Heart Pet Brands until 2015 and Director of MeadWestvaco Corporation until 2014. Life Trustee of Knox College and Trustee of the University of Chicago. Member of the Board of Overseers of Weill Cornell Medicine and Founder and Co-Chair, Steering Committee, of the Kilts Center for Marketing at the University of Chicago Booth School of Business.

Dan R. Littman, M.D., Ph.D.

Helen L. and Martin S. Kimmel Professor of Molecular Immunology at the Skirball Institute of Biomolecular Medicine of NYU Langone Medical Center since 1995 and an Investigator of the Howard Hughes Medical Institute since 1987. Professor of Microbiology and Immunology at the University of California, San Francisco from 1985 to 1995. Member of the National Academy of the Sciences and the Institute of Medicine. Fellow of the American Academy of Arts and Sciences and the American Academy of Microbiology. Founding Scientific Advisory Board Member of Vedanta Biosciences and Vor Biopharma. Member of Scientific Advisory Boards at ChemoCentryx, Inc., the Cancer Research Institute and the Ragon Institute of MGH, MIT and Harvard. Founder

and a scientific advisor to Orca Pharmaceuticals. Awarded the New York City Mayor’s Award for Excellence in Science and Technology (2004), the Ross Prize in Molecular Medicine (2013) and the Vilcek Prize in Biomedical Science (2016).

Shantanu Narayen

Lead Independent Director of Pfizer since 2018. Chairman, President and Chief Executive Officer and Director of Adobe Systems Incorporated (Adobe), a producer of creative and digital marketing software. Prior to his appointment as CEO in 2007, held various leadership roles at Adobe, including President and Chief Operating Officer, Executive Vice President of Worldwide Products, and Senior Vice President of Worldwide Product Development. President of the Board of Adobe Foundation, which funds philanthropic initiatives around the world. Vice Chairman of US-India Strategic Partnership Forum. Named one of the world’s best CEOs by Barron’s magazine in 2016, 2017 and 2018.

Suzanne Nora Johnson

Retired Vice Chairman, Goldman Sachs Group, Inc. (Goldman Sachs), since 2007. During her 21-year tenure with Goldman Sachs, served in various leadership roles, including Chair of the Global Markets Institute, Head of Global Research, and Head of Global Health Care. Director of American International Group, Inc., Intuit Inc. and Visa Inc. Co-Chair, Board of Trustees of The Brookings Institution; Co-Chair of the Board of Trustees of the Carnegie Institution of Washington and Co-Chair of the Investment Committee of the Board of Trustees of the University of Southern California.

James C. Smith

President and Chief Executive Officer and Director of Thomson Reuters Corporation, a provider of intelligent information for businesses and professionals, since 2012 and its Chief Operating Officer from September 2011 to December 2011 and Chief Executive Officer, Thomson Reuters Professional Division, from 2008 to 2011. Prior to the acquisition of Reuters Group PLC by The Thomson Corporation (Thomson) in 2008, served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Member of the International Business Council of the World Economic Forum, the International Advisory Boards of British American Business and the Atlantic Council.

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers as of June 25, 2019. The current business address of each person is c/o Pfizer Inc., 235 East 42nd Street, New York, NY 10017, and the business telephone number is (212) 733-2323. All directors and executive officers listed below are citizens of the United States.

Name	Age	Position
Douglas E. Giordano	56	Director, President & Treasurer
Margaret M. Madden	59	Director, Secretary & Vice President
Bryan Supran	49	Director, Vice President
Alexander Manganiello	52	Vice President
Alison L. M. O’Neill	43	Vice President

Directors and Executive Officers of Purchaser

Douglas E. Giordano

Director, President and Treasurer of Purchaser. Senior Vice President, Worldwide Business Development of Pfizer since June 2010; Vice President, Worldwide Business Development of Pfizer from April 2007 to June 2010; Vice President, US Planning and Business Development of Pfizer from July 2005 to March 2007.

Margaret M. Madden

Director, Secretary and Vice President of Purchaser. Senior Vice President and Corporate Secretary, Chief Governance Counsel since February 2017; Vice President, Corporate Secretary, Chief Governance Counsel of Pfizer’s Corporate Governance Group since January 2015; Vice President, Assistant General Counsel, Pfizer’s Employment, Privacy and Government Litigation Groups from November 2012- January 2015; Vice President, Assistant General Counsel Pfizer’s Employment Law Group from May 2007 to November 2012.

Bryan Supran

Director, Vice President of Purchaser. Senior Vice President and Deputy General Counsel of Pfizer since April 2016; Senior Vice President and Associate General Counsel, Business Transactions, Pfizer from October 2009 to March 2016. Mr. Supran previously served as Vice President and Associate General Counsel, Corporate and Securities, at Wyeth from 2004 to 2009. Prior to joining Wyeth, he practiced at Ropes & Gray LLP in Boston and New York.

Alexander Manganiello

Vice President of Purchaser. Vice President and Assistant General Counsel of Pfizer Business Transactions – Pfizer Legal Division since October 2012; Assistant General Counsel, Pfizer Legal Division from October 2009 to October 2012. Mr. Manganiello previously served as Assistant Vice President and Senior Licensing Counsel at Wyeth from 2004 to 2009 and prior to that was an attorney at Ropes & Gray in Boston.

Alison L. M. O’Neill

Vice President of Purchaser. Assistant General Counsel of Pfizer Business Transactions – Pfizer Legal Division since 2012; Senior Corporate Counsel, Pfizer Legal Division from 2009 to 2012. Ms. O’Neill previously served as Senior Corporate Counsel at Wyeth from 2006 to 2009 and prior to that was an attorney at Skadden, Arps, Slate, Meagher & Flom in New York.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depository at one of its addresses set forth below:

The Depository for the Offer is:

If delivering by mail:	By overnight or courier:

Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
P.O. Box 43011	150 Royall Street, Suite V
Providence, Rhode Island 02940-3011	Canton, Massachusetts 02021

Questions and requests for assistance may be directed to the Information Agent at its addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depository) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

509 MADISON AVENUE

SUITE 1206

NEW YORK, NY 10022

Shareholders Call Toll Free: (800) 662-5200

Banks & Brokers Call Collect: (203) 658-9400

E-mail: ARRY@morrowsodali.com